File No. 812-15963

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to the Application Pursuant to Sections 6(c) and 23(c)(3) of the Investment Company Act of

1940 (the “Act”) for an Order Granting Certain Exemptions from the Provisions of Rule

23c-3 thereunder

EXPEDITED REVIEW REQUEST UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

OHA DIRECT CREDIT FUND

OHA PRIVATE CREDIT ADVISORS II, L.P.

T. ROWE PRICE INVESTMENT SERVICES, INC.

1 Vanderbilt Avenue, 16th Floor

New York, NY 10017

All Communications, Notices and Orders to:

Grove Stafford, Esq.

OHA Private Credit Advisors II, L.P.

1 Vanderbilt Avenue, 16th Floor

New York, NY 10017

Telephone: (212) 326-1500

With copies to:

Jonathan Gaines, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

T: (212) 455-3974

Page 1 of 72 sequentially numbered pages (including exhibits)

I.	THE PROPOSAL

OHA Direct Credit Fund (the “Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “Act”), as a non-diversified, closed-end management investment company that will be operated as an interval fund. The Fund is advised by OHA Private Credit Advisors II, L.P. (“OHA” or the “Adviser”). T. Rowe Price Investment Services, Inc. (the “Distributor”) is the principal underwriter and distributor of the Fund’s shares. Shares of the Fund are not registered under the Securities Act of 1933, as amended (“1933 Act”) and are not available for public purchase. The Fund, the Adviser, and the Distributor are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) pursuant to Sections 6(c) and 23(c)(3) of the Act for an exemption from certain provisions of Rule 23c-3 under the Act to permit the Fund to make repurchase offers to its common shareholders every month and to provide notification to its common shareholders of an upcoming repurchase offer no less than seven and no more than fourteen calendar days in advance of the repurchase request deadline.

Applicants request that the Order also apply to any registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser, or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,1 acts as an investment adviser, and which operates as an interval fund pursuant to Rule 23c-3 under the Act (each a “Future Fund” and, together with the Fund, the “Funds”). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this application (the “Application”). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant. Unless otherwise provided relief, the Fund will comply with all other provisions of Rule 23c-3. Terms as used in this Application that are defined in Rule 23c-3 have the same meaning as they are given in Rule 23c-3.

[1]	A successor in interest is limited to an entity that results from reorganization into another jurisdiction or a change in the type of business organization.

II.	STATEMENT OF FACTS

A.	The Fund

The Fund is a Delaware statutory trust that is registered under the Act as a non-diversified closed-end management investment company that is or will be operated as an interval fund pursuant to Rule 23c-3 under the Act. The Fund’s investment objective is to produce current income. The Fund seeks to achieve its investment objective by opportunistically allocating its assets across a wide range of credit strategies. Common shares of the Fund are offered on a continuous basis at net asset value per share, are not offered or traded in the secondary market and are not listed on any exchange or quoted on any quotation medium. Shares of the Fund are not registered under the 1933 Act and are not available for public purchase. The Fund is only available to funds managed by T. Rowe Price Associates, Inc., (“T. Rowe Price”), including, but not limited to, open-end registered investment companies; advisory clients of T. Rowe Price, the Adviser or an affiliate; and certain unaffiliated funds that are exempt from registration under the 1940 Act and held solely by collective investment trusts sponsored by T. Rowe Price or an affiliate; each of which is subject to a contractual fee for investment management services (“Investing Funds”). The Fund does not charge a management fee and the Fund’s Adviser has agreed to waive or pay all of the Fund’s other expenses (excluding interest; expenses related to borrowings, taxes, and brokerage; nonrecurring, extraordinary expenses; and acquired fund fees and expenses). The Fund does not offer multiple share classes. It is anticipated that the Fund will commence operations in the third quarter of 2026.

As further discussed below, the Fund seeks an Order to make offers to repurchase a portion of its common shares at one-month intervals, rather than the “periodic intervals” (three, six, or twelve months) specified by Rule 23c-3 and to notify common shareholders seven to fourteen calendar days in advance of the repurchase request deadlines, rather than the “no less than twenty-one and no more than forty-two days before each repurchase request deadline” specified by Rule 23c-3. In connection with making monthly repurchases with modified notice provisions, the Fund will be subject to conditions (as described herein) such that the aggregate percentage of common shares subject to repurchase in any three-month period will not exceed 25% of the Fund’s outstanding common shares and payment for such common shares will occur at least five business days before notification of the next repurchase offer.

The Fund’s Board of Trustees (the “Board”) has adopted a fundamental policy of making quarterly repurchase offers. To the extent the Fund receives the requested Order, the Fund’s Board may, in the future, determine to adopt a fundamental policy of making monthly repurchase offers. Prior to relying on the requested Order, the Fund will obtain the approval of a majority of the Fund’s outstanding voting securities to adopt a fundamental policy to permit monthly repurchase offers. If the Fund relies on the requested Order, the Fund will disclose in its offering documents and annual reports its fundamental policy to make monthly offers to repurchase a portion of its common shares at net asset value, less deduction of a repurchase fee, if any, as permitted by Rule 23c-3(b)(1), and the imposition of early withdrawal charges as permitted pursuant to the Multi-Class Order (as defined below). The Fund’s fundamental policies with respect to repurchase offers, including the periodic repurchase offer interval, will be changeable by majority vote of the holders of the Fund’s outstanding voting securities. Monthly repurchase offers shall be for an amount not less than 5% nor more than 25% of the common shares outstanding during any three month period in accordance with any exemptive relief granted by the Commission.2 The Fund’s fundamental policies will also specify the means to determine the dates of the repurchase request deadlines and the maximum number of days between each repurchase request deadline and the repurchase pricing date as required by Rule 23c-3(b)(2)(i)(C) and (D) and in accordance with Rule 23c-3(a)(5).3 The Fund’s repurchase pricing date normally will be the same date as the repurchase request deadline and pricing will be determined after the close of business on that date.

B.	The Adviser

The Adviser is a Delaware limited partnership organized under the laws of the state of Delaware. The Adviser serves as investment adviser to the Fund. The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

The Adviser will provide services to the Fund pursuant to an investment management agreement between the Fund and the Adviser. Under the investment management agreement, subject to the supervision and direction of the Fund’s Board, the Adviser will have overall responsibility for the management of the Fund. The Adviser will oversee all investment advisory and portfolio management services and assists in managing and supervising all aspects of the general day-to-day business activities and operations of the Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services.

[2]	Applicants agree that, as a condition to the relief requested in this Application, the repurchase offer amount for the then-current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then current monthly period, will not exceed 25% of its outstanding common shares, subject to any additional tendered common shares repurchased pursuant to Rule 23c-3(b)(5). The Fund may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.
[3]	A Future Fund that relies on the exemptive relief requested hereby will have fundamental investment policies in compliance with Rule 23c-3(b)(2)(i), as modified by the requested Order, which will include the date of repurchase request deadlines or the means of determining the repurchase request deadlines and the maximum number of days between each repurchase request deadline and the next repurchase pricing date (as required by Rule 23c-3(b)(2)(i)(C) and (D) and in accordance with Rule 23c-3(a)(5)). A Future Fund’s repurchase pricing date normally will be the same date as the repurchase request deadline and pricing will be determined after close of business on that date. A Future Fund will disclose in its offering documents and annual reports its fundamental policy to make monthly offers to repurchase a portion of its common shares at net asset value, less deduction of a repurchase fee, if any, as permitted by Rule 23c-3(b)(1). A Future Fund’s fundamental policies with respect to repurchase offers, including the periodic offer interval, will be changeable only by majority vote of the holders of such Future Fund’s outstanding voting securities. Under a Future Fund’s fundamental policy, the repurchase offer amount will be determined by such Future Fund’s Board of Trustees prior to each repurchase offer and will not be less than 5% of its outstanding common shares on the repurchase request deadline. Applicants agree that, as a condition to the relief requested in this application, the repurchase offer amount for the then current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then-current monthly period, will not exceed 25% of its outstanding common shares, subject to any additional tendered common shares repurchased pursuant to Rule 23c-3(b)(5). A Future Fund may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

C.	The Distributor

The Distributor is a corporation organized and existing under the laws of the State of Maryland. The Distributor is a broker-dealer registered with the Commission and a member of FINRA.

The Distributor acts or will act as the distributor of Shares for the Funds on a best efforts basis, subject to various conditions, pursuant to the terms of the distribution agreement with each Fund. The Distributor is not obligated to sell any specific amount of Shares of the Funds.

If applicable, any Shares of the Funds offered through other brokers or dealers will do so pursuant to a selling agreement with the Distributor. If applicable, the Distributor may reallocate the full amount of any sales load to the brokers or dealers that offer shares of the Funds. The actual front-end sales load paid by investors may vary among and within selling agents.

D.	Other Requirements for a Rule 23c-3 Fund

Rule 23c-3(b)(4) requires that common shareholders be provided with notification of each quarterly repurchase offer no less than twenty-one and no more than forty-two days before each repurchase request deadline. If the relief requested herein is obtained, however, the Fund, upon commencing monthly repurchase offers, will provide (and any Future Fund will provide) common shareholders with notification of each monthly repurchase offer no less than seven and no more than fourteen days before each repurchase request deadline. The Fund’s notification will include (and any Future Fund’s notification will include), all information required by Rule 23c-3(b)(4)(i). Applicants agree that, as a condition of the relief requested in this application, the Fund, upon commencing monthly repurchase offers, will make (and any Future Fund will make) payment for common shares repurchased in the previous month’s repurchase offer at least five business days before sending notification of the next repurchase offer. The Fund, upon commencing monthly repurchase offers, will file (and any Future Fund will file), copies of the notification with the Commission, together with Form N-23c-3, within three business days after sending the notification to common shareholders as required by Rule 23c-3(b)(4)(ii).

Pursuant to Rule 23c-3(b)(1), the Fund, upon commencing monthly repurchase offers, will repurchase (and any Future Fund will repurchase), common shares for cash at the net asset value determined on the repurchase pricing date and will pay the holders on or before the “repurchase payment deadline,”4 which will be no later than seven calendar days after the “repurchase pricing date,” unless the offer is suspended or postponed as provided in Rule 23c-3(b)(3). Upon commencing monthly repurchase offers, the Fund intends to make payment by the fifth business day or seventh calendar day (whichever period is shorter) following the repurchase pricing date. The Fund and a Future Fund may deduct a repurchase fee in an amount not to exceed 2% from the repurchase proceeds payable to tendering common shareholders, in compliance with Rule 23c-3(b)(1), and then only to the extent such repurchase fee is reasonably intended to compensate the Fund (and any Future Fund) for expenses directly related to the repurchase. Such a fee would be in addition to the early withdrawal charges the Fund (or any Future Fund relying on an exemptive order (“Multi-Class Order”) from the SEC that permits the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early withdrawal fees or similar relief) may charge pursuant to the Multi-Class Order or similar relief.5 The Fund, upon commencing monthly repurchase offers, will not condition (and any Future Fund will not condition), a repurchase offer upon tender of any minimum amount of common shares. The Fund, upon commencing monthly repurchase offers, will comply (and any Future Fund will comply), with the pro ration and other allocation requirements applicable if common shareholders tender more than the repurchase offer amount in accordance with Rule 23c-3(b)(5). The Fund, upon commencing monthly repurchase offers, will permit (and any Future Fund will permit), tenders to be withdrawn or modified at any time until the repurchase request deadline, but will not permit tenders to be withdrawn or modified thereafter in accordance with Rule 23c-3(b)(6). The Fund, upon commencing monthly repurchase offers, will compute (and any Future Fund will compute), the net asset value for its common shares in accordance with Rule 23c-3(b)(7). The Fund (and any Future Fund) will not suspend or postpone a repurchase offer except pursuant to the vote of a majority of its Trustees, including a majority of its Disinterested Trustees (as defined below), and only under the limited circumstances specified by Rule 23c-3(b)(3)(i). At least a majority of the Trustees of the Fund will be (and at least a majority of Trustees of any Future Fund will be) persons who are not interested persons of the Fund (or a Future Fund, as applicable) within the meaning of Section 2(a)(19) of the Act (“Disinterested Trustees”), and the selection or nomination of those Trustees is, in the case of the Fund, or will be, in the case of any Future Fund, committed to the discretion of the Disinterested Trustees in accordance with Rule 23c-3(b)(8)(i). The Fund (and any Future Fund) will comply with Rule 23c-3(b)(8)’s requirements with respect to its Disinterested Trustees and their legal counsel. Any senior security issued by the Fund (and any Future Fund) or other indebtedness of the Fund (and any Future Fund) will either mature by the next repurchase pricing date or provide for the Fund’s (or Future Fund’s, as applicable) ability to call, repay of redeem such senior security or other indebtedness by the repurchase pricing date, either in ‘whole or in part without penalty or premium, as necessary to permit the Fund (or Future Fund, as applicable) to complete the repurchase offer in such amounts, as the Trustees have determined, in compliance with the asset coverage requirements of Section 18 of the Act and in accordance with Rule 23c-3(b)(9).

[4]	Rule 23c-3(a)(4).
[5]	The Fund does not currently expect to charge a repurchase fee.

In accordance with Rule 23c-3(b)(10), from the time the Fund (or any Future Fund) sends its notification to common shareholders of the repurchase offer, which shall be sent in compliance with the requirements of Rule 23c-3(b)(4) as modified by the requested Order, until the repurchase pricing date, a percentage of such fund’s assets equal to at least 100% of the repurchase offer amount will consist of: (1) assets that can be sold or disposed of in the ordinary course of business at approximately the price at which such fund has valued such investment, within a period equal to the period between the repurchase request deadline and the repurchase payment deadline, or (2) assets that mature by the next repurchase payment deadline; and in the event the Fund’s (or any Future Fund’s) assets fail to comply with this requirement, the Board of such fund will cause such fund to take such action as it deems appropriate to ensure compliance. The Fund’s Board will adopt (and any Future Fund’s board of Trustees will adopt) written procedures reasonably designed, taking into account current market conditions and such fund’s investment objectives, to ensure that such fund’s portfolio assets are sufficiently liquid so that the Fund (and any Future Fund, as applicable) can comply with its fundamental policy on repurchases and with the liquidity requirements described above. The Fund’s Board (and any Future Fund’s board of trustees) will review the overall composition of the portfolio and make and approve such changes to the procedures as it deems necessary. Applicants believe the Fund’s portfolio can be (and any Future Fund’s portfolio will be) managed to provide ample liquidity for its proposed monthly repurchase offers in accordance with the requirements of Rule 23c-3(b)(10).

The Fund and the Distributor will (and any Future Fund and any respective underwriter for such Future Fund will) comply as if the Fund (and any Future Fund, as applicable) was an open-end investment company, with the provisions of Section 24(b) of the Act and the rules thereunder with respect to any advertisement, pamphlet, circular, form letter, or other sales literature addressed to, of intended for distribution to, prospective investors in accordance with Rule 23c-3(b)(11).

III.	EXEMPTIONS REQUESTED

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase any securities of any class of which it is the issuer except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased. Repurchase offers made pursuant to the exception which permits closed-end funds to make repurchases pursuant to tender offers are considered issuer tender offers and thus, absent further relief, must comply with the requirements of the tender offer rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including Rules 13e-4 and 14e-1.

The Commission also may exempt closed-end issuer repurchases from the prohibitions in Section 23(c) pursuant to Section 23(c)(3). Rule 23c-3 provides such an exemption as it permits a registered closed-end investment company to make repurchase offers for its common stock at net asset value at periodic intervals pursuant to a fundamental policy of the investment company. “Periodic interval” is defined in Rule 23c-3(a)(1) as an interval of three, six or twelve months. Rule 23c-3(b)(4) requires that notification of each repurchase offer be sent to common shareholders no less than 21 calendar days and no more than 42 calendar days before the repurchase request deadline. Rule 23c-3(a)(3) provides that a repurchase offer amount may be between 5% and 25% of the common stock outstanding on the repurchase request deadline. At the time the Commission adopted Rule 23c-3, corresponding amendments to Rules 10b-66 and 13e-4 of the Exchange Act and Regulation 14E of the Exchange Act were also adopted, exempting repurchase offers pursuant to Rule 23c-3 from most of the provisions of those rules.7

Applicants request an order pursuant to Sections 6(c) and 23(c) of the Act exempting them from the definition of “periodic interval” under Rule 23c-3(a)(1) that would permit the Fund (and any Future Fund) to rely on the relief provided by Rule 23c-3 while making repurchase offers on a monthly basis. Applicants also request an exemption from the notice provisions of Rule 23c-3(b)(4) to permit the Fund (and any Future Fund) to send notification of an upcoming repurchase offer to common shareholders at least seven but no more than fourteen calendar days in advance of the repurchase request deadline.8

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) of the Act provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

[6]	Rule 102(b)(2) of Regulation M continues this exception.
[7]	Subsequently, the Commission also added paragraph (a)(1)(xi) to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), in order to permit closed-end funds relying on Rule 23c-3 to make continuous or delayed offerings.
[8]	Based on the requested relief the Fund (or any Future Fund) will be able to rely on the exemptions provided under Exchange Act and Securities Act rules for repurchase offers made in accordance with Rule 23c-3.

V.	DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.9 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity a fund’s shareholders will have, and thus the liquidity required of a fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this dual system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the Division of investment Management determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.10

The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.11 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.12 The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

[9]	SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation (May 1992) at 421.
[10]	Id. at 424.
[11]	Id. at 439-40.
[12]	Id. at 424.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.13 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.14

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.15 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Precedent exists for the granting of exemptive relief to permit funds other than “prime rate” interval funds to engage in repurchases on a monthly basis.16

[13]	Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).
[14]	Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.
[15]	Protecting Investors at 439-40; Proposing Release at 27.
[16]	In the Matter of Lord Abbett Credit Opportunities Fund, et al., Rel No. IC-35663 (July 1, 2025) (notice), Rel. No. IC-35699 (July 29, 2025) (order) (“Lord Abbett I”). In the Matter of Optimize Growth Equity Fund, et al., Rel. No. IC-35533 (April 10, 2025) (notice), Rel. No. IC-35576 (May 7, 2025) (order) (“Optimize”). In the Matter of Oaktree Fund Advisors, LLC, et al., Rel. No. IC-35162 (March 22, 2024) (notice), Rel. No. IC-35174 (April 19, 2024) (order) (“Oaktree”). In the Matter of Voya Senior Income Fund, et al., Rel. No. IC-34609 (June 3, 2022) (notice), Rel. No. IC-34640 (June 29, 2022) (order) (“Voya”). In the Matter of Lord Abbett Floating Rate High Income Fund, et al., Rel. No. IC-34308 (June 22, 2021) (notice), Rel. No. IC-34336 (July 19, 2021) (order) (“Lord Abbett II”). In the Matter of Arca U.S. Treasury Fund and Arca Capital Management, LLC, Rel. No. IC-34935 (June 2, 2023) (notice), Rel. No. IC-34952 (June 28, 2023) (order) (“Arca”). In the Matter of Weiss Strategic Interval Fund, et al., Rel. No. IC-33101 (May 21, 2018) (notice), Rel. No. IC-33124 (June 18, 2018) (order) (“Weiss”). In the Matter of Blackstone / GSO Floating Rate Enhanced Income Fund, et al., Rel. No. IC-32866 (Oct. 23, 2017) (notice), Rel. No. IC-32902 (Nov. 20, 2017) (order) (“Blackstone”). In the Matter of Van Kampen Asset Management, et al., Rel. No. IC-27317 (May 12, 2006) (notice), Rel. No. IC-27390 (June 7, 2006) (order) (“Van Kampen”). In the Matter of ING Pilgrim Investments. LLC, et al., Rel. No. IC-25167 (Sep. 21, 2001) (notice), Rel. No. IC-25212 (Oct. 17, 2001) (order) (“Pilgrim Investments”). In the Matter of CypressTree Asset Management Corporation Inc., et al., Rel. No. IC-23020 (Feb. 4, 1998) (notice), Rel. No. IC-23055 (Mar. 3, 1998) (order) (“CypressTree”). In the Matter of Aspiriant Defensive Allocation Fund, et. al., Rel. No. IC-33924 (July 10, 2020) (notice) and Rel. No. IC-33961 (July 31, 2020) (order) (“Aspiriant”).

B.	Monthly Repurchases

Applicants request an order pursuant to Sections 6(c) and 23(c) of the Act exempting them from Rule 23c-3(a)(1) solely to the extent necessary to permit the Fund (and any Future Fund) to make monthly repurchase offers. Applicants also request an exemption from the notice provisions of Rule 23c-3(b)(4) solely to the extent necessary to permit the Fund (and any Future Fund) to send notification of an upcoming repurchase offer to shareholders at least seven days but not more than fourteen days in advance of the repurchase request deadline. In Applicants’ view, this modification would enhance, rather than diminish, the investor benefits provided by Rule 23c-3 and is consistent with the public interest and investor protection. As long as the Fund (and any Future Fund), as supervised by its Board, can make monthly repurchase offers pursuant to the modified notification requirements requested herein and otherwise comply with the remainder of Rule 23c-3, including its requirements with respect to liquidity––and Applicants believe the Fund (and any Future Fund) will be able to do so––there is no public interest nor investor protection concern that justifies prohibiting monthly repurchase.

In the rulemaking proceeding in which Rule 23c-3 was adopted, certain commenters requested that a provision for monthly repurchases be incorporated in the final Rule. At the time of adoption, the Commission declined to do so. The Commission was concerned that shorter repurchase intervals would not be compatible with the notification requirement in paragraph (b)(4) of the Rule because a fund would need to send out a notification for a repurchase offer before it had completed the previous offer.17 Applicants believe that this concern should not deter the Commission from granting the relief requested in this case. First, it is understandable that, in its initial efforts to “chart new territory,” the Commission was reluctant to provide too many options. Regulatory prudence might well have dictated adopting a more limited rule and considering more flexible proposals on a case-by-case basis. Second, it is significant that the reason given is one of logistics rather than substance. In fact, as discussed below, the logistical concern mentioned would not pertain to Applicants’ proposal.

Rule 23c-3(b)(4) requires that notification of each repurchase offer be sent to common shareholders no less than 21 days and no more than 42 days before the repurchase request deadline. In order to prevent any overlap between payment for a repurchase and notification of the next month’s repurchase offer or resulting investor confusion, Applicants request an exemption from the notice provisions of Rule 23c-3(b)(4) to the extent necessary to permit the Fund (and any Future Fund) to send notification of an upcoming repurchase offer to common shareholders at least seven calendar days, but not more than fourteen calendar days, in advance of the repurchase request deadline. Because the Fund, upon commencing monthly repurchase offers, intends (and any Future Fund intends) to price on the repurchase request deadline, and pay by the fifth business day or seventh calendar day (whichever period is shorter) following the repurchase pricing date (and, in any event, no later than seven calendar days after the repurchase pricing date), this proposed timing will ensure that common shareholders have received payment in full for any repurchases before receiving notification of the next repurchase offer. The entire repurchase procedure will be completed before the next notification is sent out, thus avoiding any overlap. Applicants believe that these procedures will eliminate any possibility of investor confusion from monthly repurchases.

[17]	See Adopting Release at 28-29.

The Fund’s offering documents will provide (and any Future Fund’s offering documents will provide) a clear explanation of the repurchase program. Moreover, shareholders in the Fund and any Future Fund that seeks shareholder approval to adopt or change a fundamental policy to permit monthly repurchase offers will receive full disclosure in the proxy materials sent to obtain the requisite shareholder approval. Applicants expect that, before long, the monthly repurchase opportunity will become as routine in the shareholder’s mind as daily redemptions, and that the significance of the notification will diminish. Thus, any remote possibility of investor confusion due to the proximity in time of the repurchase payment deadline to the sending of the next notification will be adequately dealt with by disclosure.

Finally, upon commencing monthly repurchase offers, the Fund’s (and any Future Fund’s) procedures will provide that the Fund’s Board of Trustees (and any Future Fund’s Board of Trustees) will be informed of the number of repurchase requests made in each of three monthly repurchase offers during the previous calendar quarter — which repurchases will have been completed — at the time such fund’s Board of Trustees determines the percentage range of the repurchase offer amount for each of the three monthly periods during the next calendar quarter.18 This will enable the Fund’s Board of Trustees (and will enable any Future Fund’s Board of Trustees) to take that information, as well as relevant liquidity reports from the portfolio manager(s), into account in setting the repurchase offer amount.

Applicants believe that monthly rather than quarterly repurchases offer many benefits and therefore would be in the public interest and in the common shareholders’ interests and be consistent with the policies underlying Rule 23c-3. Rule 23c-3 currently permits periodic repurchase offers no more frequently than once every three months, but monthly repurchases would provide significant benefits to common shareholders because their investments will be more liquid than an investment in a fund conducting only quarterly repurchase offers. Investors also will be better able to manage their investments and plan transactions because they will know that, if they decide to forego a repurchase offer, they only need to wait one (rather than three) months for the next offer. Applicants believe the requested relief allowing monthly repurchases provides the public marketplace and the Fund (and any Future Fund) common shareholders with more investment options. Finally, consistent with Section 23(c)(3), monthly repurchase offers will be made available to all common shareholders and, thus, will not unfairly discriminate against any holders of the common shares to be purchased.

[18]	Because the Fund’s Board will typically hold (and any Future Fund’s Board of Trustees typically will hold) regular quarterly board meetings, the Board of Trustees will be asked to consider at each quarterly meeting a percentage range for each monthly repurchase offer for each of the next three monthly periods, which range will be determined in accordance with any exemptive relief granted by the Commission. The Board of Trustees also will be asked to authorize the officers of the Fund to determine the specific amount of the monthly repurchase offer for each of the next three monthly periods, within the approved range, prior to notifying shareholders of the monthly repurchase offer. If, based on the redemptions in any one prior monthly period, the Fund’s officers determine that an amount outside of the approved range is required for the upcoming monthly period, a special board meeting will be held to ask the Board of Trustees to consider the approval of the monthly repurchase offer amount.

For all of these reasons, Applicants believe that the requested relief is “appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the Act. Because the Fund will describe (and any Future Fund will describe) its repurchase policy fully in its offering documents and annual report, shareholders and potential investors will have available all information about the Fund (and any Future Fund) and its differences from a traditional open-end fund and traditional closed-end fund. Finally, because the requested Order will increase the investment alternatives available to investors, the requested Order is appropriate in the public interest. Because the monthly repurchase offers will be made available to all common shareholders and otherwise comply with the requirements of Rule 23c-3 (except as it relates to the imposition of early withdrawal fees, if applicable), the repurchase offers will not be made in a manner or on a basis which unfairly discriminates against holders of the common shares to be purchased.

Applicants believe that there is precedent for the requested relief and that monthly repurchases are consistent with the policies underlying Rule 23c-3. The Commission has granted exemptive relief under Rule 23c-3 to permit other interval funds to make monthly repurchase offers under modified notice procedures.19 Under the Oaktree, Voya, Lord Abbett II, Arca, Weiss and Blackstone orders, closed-end funds operating as interval funds sought to make monthly repurchase offers of not less than 5% of their outstanding common shares but not more than 25% in any three month period pursuant to modified notice procedures under Rule 23c-3. Under the Van Kampen order, a closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not less than 5% of its outstanding common shares but not more than 25% in the trailing three-month period pursuant to modified notice procedures under Rule 23c-3, and was granted relief that was similar to that which the Applicants seek here. Under the Pilgrim Investments order, a closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not less than 5% of its outstanding common shares but not more than 25% in the aggregate in any one quarter pursuant to modified notice procedures under Rule 23c-3, and was granted relief that was similar to that which the Applicants seek here. Under the CypressTree order, another closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not more than 10% of its outstanding common shares. Applicants submit that the requested relief is appropriate under the applicable statutory standards.

[19]	See Oaktree supra at note 19; See Voya supra at note 19; See Lord Abbett II supra at note 19; See Weiss supra at note 19, See Blackstone supra at note 19, See Van Kampen supra at note 19, See Pilgrim Investments supra at note 19. See also CypressTree, supra at note 19.

VI.	APPLICANTS’ CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

(a)	The Fund (and any Future Fund relying on this relief) will make a repurchase offer pursuant to Rule 23c-3(b) for a repurchase offer amount of not less than 5% in any one-month period. In addition, the repurchase offer amount for the then current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then current monthly period, will not exceed 25% of the Fund’s (or Future Fund’s, as applicable) outstanding common shares. The Fund (and any Future Fund relying on this relief) may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

(b)	Payment for repurchased common shares will occur at least five business days before notification of the next repurchase offer is sent to common shareholders of the Fund (or any Future Fund relying on this relief).

VII.	CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary or appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and thus meet the standards of Section 6(c). Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that any purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class of securities to be purchased. Finally, Applicants submit that the relief requested is consistent with that previously provided by the Commission in the Oaktree, Voya, Lord Abbett II, Arca, Weiss, Blackstone, Van Kampen, Pilgrim Investments, Aspiriant and CypressTree orders.

Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the operating agreements of the Applicants, as applicable, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. The resolutions of the Fund’s sole initial trustee are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act, and the verifications required by Rule 0-2(d) under the Act, are attached as Exhibit B to this Application. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the Act are attached as Exhibits C and D. Pursuant to Rule 0-2(f) under the Act, the Applicants’ address is 1 Vanderbilt Avenue, 16th Floor New York, NY 10017.

Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

[Signature page follows.]

SIGNATURES

OHA Direct Credit Fund

By: /s/ Grove Stafford

Name: Grove Stafford

Title: Chief Compliance Officer and Secretary

Dated: January 14, 2026

OHA Private Credit Advisors II, L.P.

By: /s/ William H. Bohnsack, Jr.

Name: William H. Bohnsack, Jr.

Title: Vice President

Dated: January 14, 2026

T. Rowe Price Investment Services, Inc.

By: /s/ William Presley

Name: William Presley

Title: Vice President

Dated: January 14, 2026

Exhibit A

Resolutions of the Board of Trustees of OHA Direct Credit Fund

RESOLVED, that the appropriate officers of the Fund be and they hereby are, and each of them acting individually hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission (the “SEC”) on behalf of the Fund an application for an exemptive order pursuant to Sections 6(c) and 23(c)(3) under the 1940 Act to allow the Fund to conduct monthly repurchase offers, such application to be in form and substance satisfactory to counsel for the Fund, the execution and filing of any such application, or amendment to such application, to be conclusive evidence of its authorization hereby; and further

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to prepare execute and file with the SEC any amendments to such exemptive application requested by the SEC or as they believe necessary or appropriate; and further

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to take all such further action and to execute and deliver all such further instruments and documents, in the name of and on behalf of the Fund, on the advice and assistance of counsel, and to pay all such expenses as shall be necessary, proper, or advisable, in order to fully carry out the intent, and accomplish the purposes of, the foregoing; and further

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized and directed, for and on the Fund’s behalf, to take or cause to be taken, any and all action, to execute and deliver any and all certificates, instructions, requests, or other instruments, and to do any and all things that in their judgment, on the advice and assistance of counsel, as may be necessary or advisable to effect each of the resolutions adopted to carry out the purposes and intent thereof, and as may be necessary or advisable for the conduct of the Fund’s business.

Exhibit B

VERIFICATION OF OHA DIRECT CREDIT FUND

The undersigned states that he has duly executed the attached Application dated January 15, 2026, for and on behalf of OHA Direct Credit Fund in his capacity as Chief Compliance Officer and Secretary of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

OHA DIRECT CREDIT FUND

By:	/s/ Grove Stafford
Name:	Grove Stafford
Title:	Chief Compliance Officer and Secretary
Dated:	January 14, 2026

VERIFICATION OF OHA PRIVATE CREDIT ADVISORS II, L.P.

The undersigned states that he has duly executed the attached Application dated January 15, 2026, for and on behalf of OHA Private Credit Advisors II, L.P in his capacity as Vice President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

OHA Private Credit Advisors II, L.P.

By: /s/ William H. Bohnsack, Jr.

Name: William H. Bohnsack, Jr.

Title: Vice President

Dated: January 14, 2026

VERIFICATION OF T. ROWE PRICE INVESTMENT SERVICES, INC.

The undersigned states that he has duly executed the attached Application dated January 15, 2026, for and on behalf of T. Rowe Price Investment Services, Inc. in his capacity as Vice President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

T. Rowe Price Investment Services, Inc.

By: /s/ William Presley

Name: William Presley

Title: Vice President

Dated: January 14, 2026

Exhibit C

File No. ~~812-15145~~812-15963

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

~~In the Matter of~~

~~Arca U.S. Treasury Fund~~

~~Arca Capital Management, LLC~~

~~4551 Glencoe Avenue~~
~~Marina del Rey, California 90292~~

Amendme~~d~~nt ~~and Restated~~No. 1 to the Application Pursuant to Sections 6(c) and 23(c)(3) of the Investment Company Act of

1940 (the “Act”) for an Order Granting Certain Exemptions from the Provisions of Rule

23c-3 thereunder

~~Please send all communications, notices and orders regarding this application to:~~

EXPEDITED REVIEW REQUEST UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

OHA DIRECT CREDIT FUND

OHA PRIVATE CREDIT ADVISORS II, L.P.

T. ROWE PRICE INVESTMENT SERVICES, INC.

1 Vanderbilt Avenue, 16th Floor

New York, NY 10017

All Communications, Notices and Orders to:

~~Philip Liu~~Grove Stafford, Esq.
~~Deborah Djeu, Esq.~~

~~Arca Capital Management, LLC~~

~~4551 Glencoe Avenue~~
~~Marina del Rey, California 90292~~

OHA Private Credit Advisors II, L.P.

1 Vanderbilt Avenue, 16th Floor

New York, NY 10017

Telephone: (212) 326-1500

With ~~a copy~~copies to:

~~Kelley A. Howes~~Jonathan Gaines, Esq.

~~Morrison & Foerster~~Simpson Thacher & Bartlett LLP

~~370 17th Street, Suite 4200~~

425 Lexington Avenue

New York, NY 10017

~~Denver, CO 80202~~

T: (~~303~~212) ~~592-2237~~455-3974

~~khowes@mofo.com~~

Page 1 of ~~13~~[xx] sequentially numbered pages (including exhibits)~~.~~

Table of Contents

I. THE PROPOSAL
3
II. STATEMENT OF FACTS	4
~~3~~
A. ~~Arca U.S. Treasury~~The Fund	4
~~3~~
B. ~~Arca Capital Management, LLC~~The Adviser	5
~~4~~
C. The Distributor	6
~~C~~ D. Other Requirements for a Rule 23c-3 Fund	7
~~5~~
III. EXEMPTIONS REQUESTED	10
~~6~~
IV. COMMISSION AUTHORITY	11
~~6~~
V. DISCUSSION	12
~~7~~
A. Background	12
~~7~~
B. Monthly Repurchases	14
~~8~~
VI. APPLICANTS~~’~~  CONDITIONS	17
~~10~~
VII. CONCLUSION	17
~~10~~

I.       THE PROPOSAL

~~Arca U.S. Treasury~~OHA Direct Credit Fund (the “Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “Act”), as a non-diversified, closed-end management investment company that will be operate~~s~~d as an interval fund. The Fund ~~makes a continuous public offering of its shares. The Fund~~ is advised by ~~Arca Capital Management,~~OHA Private Credit Advisors II, L~~LC (~~.P. (“OHA” or the “Adviser”). T. Rowe Price Investment Services, Inc. (the “Distributor”) is the principal underwriter and distributor of the Fund’s shares. Shares of the Fund are not registered under the Securities Act of 1933, as amended (“1933 Act”) and are not available for public purchase. The Fund ~~and~~, the Adviser, and the Distributor are referred to herein as the “Applicants.”

~~On October 20, 2020, the~~ The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) ~~issued an order pursuant to Sections 6(c) and 23(c)(3) of the Act1granting certain exemptions from the provisions of Rule 23c-3 thereunder, as described more fully therein (the “Prior Order”).2The Prior Order permits the Fund to make repurchase offers on a monthly basis. The Applicants hereby seek an amended order (the “Order”) from the Commission~~ pursuant to Sections 6(c) and 23(c)(3) of the Act for an exemption from certain provisions of Rule 23c-3 under the Act to permit the Fund to ~~continue to~~ make repurchase offers to its common shareholders every month and to provide notification to its common shareholders of an upcoming repurchase offer no less than seven and no more than fourteen calendar days in advance of the repurchase request deadline. ~~The Order sought by this Application would supersede the Prior Order, with the result that no person will continue to rely on the Prior Order if the Order is granted.~~

Applicants request that the Order also apply to any registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser, or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,~~3~~1 acts as an investment adviser, and which operates as an interval fund pursuant to Rule 23c-3 under the Act (each a “Future Fund” and, together with the Fund, the “Funds”). Any ~~entity~~of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this ~~amended and restated~~ application (the “Application”). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant. Unless otherwise provided relief, the Fund will comply with all other provisions of Rule 23c-3. Terms as used in this Application that are defined in Rule 23c-3 have the same meaning as they are given in Rule 23c-3.

~~1 Unless otherwise indicated, all section and rule reference herein are to the Act and the rules promulgated thereunder.~~

~~2 See In the Matter of Arca U.S. Treasury Fund and Arca Capital Management, LLC (File No. 812- 15145), Investment Company Release Nos. 34026 (Sept. 24, 2020) (Notice) and 34055 (Oct. 20, 2020) (Order).~~

~~3~~1 A successor in interest is limited to an entity that results from reorganization into another jurisdiction or a change in the type of business organization.

II.          STATEMENT OF FACTS

A.          ~~Arca U.S. Treasury~~The Fund

The Fund is a Delaware statutory trust ~~organized on November 12, 2018. The Fund filed its initial Form N-8A and Form N-2 with the Commission on November 9, 2018, and was declared effective by the Commission on July 6, 2020 (File Nos. 333-236320 and 811-23392). The Fund~~that is registered under the Act as a non-diversified closed-end management investment company that is or will be operate~~s~~d as an interval fund pursuant to ~~the Prior Order and~~ Rule 23c-3 under the Act. The Fund’s investment objective is to ~~seek maximum total return consistent with preservation of capital~~produce current income. The Fund seeks to achieve its investment objective by opportunistically allocating its assets across a wide range of credit strategies. Common shares of the Fund ~~can be purchased directly from the Fund. The Fund’s~~are offered on a continuous basis at net asset value per share~~s will~~, are not ~~be~~ offered or traded in the secondary market ~~except on one or more registered exchanges or on alternative trading systems that are subject to Regulation ATS, registered with the SEC, and operated by broker-dealers that are registered with the SEC and members of the Financial Industry Regulatory Authority (“FINRA”). The Fund issues its shares as digital securities (“ArCoins”), meaning the securities are uncertificated securities, the ownership and transfer of which are authenticated and recorded as ERC-20 compatible tokens on Ethereum, an electronic distributed ledger that is secured using cryptography (referred to as a “blockchain”).~~and are not listed on any exchange or quoted on any quotation medium. Shares of the Fund are not registered under the 1933 Act and are not available for public purchase. The Fund is only available to funds managed by T. Rowe Price Associates, Inc., (“T. Rowe Price”), including, but not limited to, open-end registered investment companies; advisory clients of T. Rowe Price, the Adviser or an affiliate; and certain unaffiliated funds that are exempt from registration under the 1940 Act and held solely by collective investment trusts sponsored by T. Rowe Price or an affiliate; each of which is subject to a contractual fee for investment management services (“Investing Funds”). The Fund does not charge a management fee and the Fund’s Adviser has agreed to waive or pay all of the Fund’s other expenses (excluding interest; expenses related to borrowings, taxes, and brokerage; nonrecurring, extraordinary expenses; and acquired fund fees and expenses). The Fund does not offer multiple share classes. It is anticipated that the Fund will commence operations in the third quarter of 2026.

As further discussed below, the Fund seeks an Order to ~~continue to~~ make offers to repurchase a portion of its common shares at one-month intervals, rather than the “periodic intervals” (three, six, or twelve months) specified by Rule 23c-3~~,~~  and to notify common shareholders seven to fourteen calendar days in advance of the repurchase request deadlines, rather than the “no less than twenty-one and no more than forty-two days before each repurchase request deadline” specified by Rule 23c-3. In connection with making monthly repurchases with modified notice provisions, the Fund will be subject to conditions (as described herein) such that the aggregate percentage of common shares subject to repurchase in any three-month period will not exceed 25% of the Fund’s outstanding common shares and payment for such common shares will occur at least five business days before notification of the next repurchase offer.

The Fund’s Board of Trustees (the “Board”) has adopted a fundamental policy of making quarterly repurchase offers. To the extent the Fund receives the requested Order, the Fund’s Board may, in the future, determine to adopt a fundamental policy of making monthly repurchase offers. ~~In addition~~Prior to relying on the requested Order, the Fund ~~has~~will obtain~~ed~~ the approval of a majority of ~~its~~the Fund’s outstanding voting securities to adopt a fundamental policy to permit monthly repurchase offers. ~~The~~If the Fund relies on the requested Order, the Fund will disclose~~s~~ in its ~~prospectus~~offering documents and annual reports its fundamental policy to make monthly offers to repurchase a portion of its common shares at net asset value, less deduction of a repurchase fee, if any, as permitted by Rule 23c-3(b)(1), and the imposition of early withdrawal charges as permitted pursuant to the Multi-Class Order (as defined below). The Fund’s fundamental policies with respect to repurchase offers, including the periodic repurchase offer interval, ~~are~~will be changeable by majority vote of the holders of the Fund’s outstanding voting securities. Monthly repurchase offers ~~are~~shall be for an amount not less than 5% nor more than 25% of the common shares outstanding during any three month period in accordance with any exemptive relief granted by the Commission.~~4~~2 The Fund’s fundamental policies will also specify the means to determine the dates of the repurchase request deadlines and the maximum number of days between each repurchase request deadline and the repurchase pricing date as required by Rule 23c-3(b)(2)(i)(C) and (D) and in accordance with Rule 23c-3(a)(5).~~5~~ 3The Fund’s repurchase pricing date normally ~~is~~will be the same date as the repurchase request deadline and pricing ~~is~~will be determined after the close of business on that date.

B.          The Adviser

The Adviser is a Delaware limited ~~liability company with its principal offices located at 4551 Glencoe Avenue Marina del Rey, California 90292~~partnership organized under the laws of the state of Delaware. The Adviser serves as investment adviser to the Fund. The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 ~~and serves as investment adviser to the Fund~~, as amended (the “Advisers Act”).

~~4~~2 Applicants agree that, as a condition to the relief requested in this Application, the repurchase offer amount for the then-current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then current monthly period, will not exceed 25% of its outstanding common shares, subject to any additional tendered common shares repurchased pursuant to Rule 23c-3(b)(5). The Fund may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

~~5~~3 A Future Fund that relies on the exemptive relief requested hereby will have fundamental investment policies in compliance with Rule 23c-3(b)(2)(i), as modified by the requested Order, which will include the date of repurchase request deadlines or the means of determining the repurchase request deadlines and the maximum number of days between each repurchase request deadline and the next repurchase pricing date (as required by Rule 23c-3(b)(2)(i)(C) and (D) and in accordance with Rule 23c-3(a)(5)). A Future Fund’s repurchase pricing date normally will be the same date as the repurchase request deadline and pricing will be determined after close of business on that date. A Future Fund will disclose in its ~~prospectus~~offering documents and annual reports its fundamental policy to make monthly offers to repurchase a portion of its common shares at net asset value, less deduction of a repurchase fee, if any, as permitted by Rule 23c-3(b)(1). A Future Fund’s fundamental policies with respect to repurchase offers, including the periodic offer interval, will be changeable only by majority vote of the holders of such Future Fund’s outstanding voting securities. Under a Future Fund’s fundamental policy, the repurchase offer amount will be determined by such Future Fund’s Board of Trustees prior to each repurchase offer and will not be less than 5% of its outstanding common shares on the repurchase request deadline. Applicants agree that, as a condition to the relief requested in this ~~A~~application, the repurchase offer amount for the then current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then-current monthly period, will not exceed 25% of its outstanding common shares, subject to any additional tendered common shares repurchased pursuant to Rule 23c-3(b)(5). A Future Fund may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

The Adviser will provide~~s~~ services to the Fund pursuant to an investment ~~advisory~~management agreement between the Fund and the Adviser. Under the investment ~~advisory~~management agreement, subject to the supervision and direction of the Fund’s Board ~~of Trustees~~, the Adviser ~~manages the Fund’s portfolio in accordance with~~will have overall responsibility for the management of the Fund~~’s~~. The Adviser will oversee all investment ~~objective and policies, makes investment decisions for the Fund, places orders to purchase and sell securities, and employs professional portfolio managers and securities analysts who provide research~~advisory and portfolio management services and assists in managing and supervising all aspects of the general day-to-day business activities and operations of the Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services ~~to the Fund~~.

C.       The Distributor

The Distributor is a corporation organized and existing under the laws of the State of Maryland. The Distributor is a broker-dealer registered with the Commission and a member of FINRA.

The Distributor acts or will act as the distributor of Shares for the Funds on a best efforts basis, subject to various conditions, pursuant to the terms of the distribution agreement with each Fund. The Distributor is not obligated to sell any specific amount of Shares of the Funds.

If applicable, any Shares of the Funds offered through other brokers or dealers will do so pursuant to a selling agreement with the Distributor. If applicable, the Distributor may reallocate the full amount of any sales load to the brokers or dealers that offer shares of the Funds. The actual front-end sales load paid by investors may vary among and within selling agents.

~~C~~D.          Other Requirements for a Rule 23c-3 Fund

Rule 23c-3(b)(4) requires that common shareholders be provided with notification of each quarterly repurchase offer no less than twenty-one and no more than forty-two days before each repurchase request deadline. If the relief requested herein is obtained, however, the Fund, upon commencing monthly repurchase offers, will provide (and any Future Fund~~)~~  will provide) common shareholders with notification of each monthly repurchase offer no less than seven and no more than fourteen days before each repurchase request deadline. The Fund’s notification will include (and any Future Fund’s notification will include), all information required by Rule 23c-3(b)(4)(i). Applicants agree that, as a condition of the relief requested in this ~~A~~application, the Fund, upon commencing monthly repurchase offers, will make (and any Future Fund~~)~~  will make) payment for common shares repurchased in the previous month’s repurchase offer at least five business days before sending notification of the next repurchase offer. The Fund, upon commencing monthly repurchase offers, will file (and any Future Fund will file), copies of the notification with the Commission, together with Form N-23c-3, within three business days after sending the notification to common shareholders as required by Rule 23c-3(b)(4)(ii).

Pursuant to Rule 23c-3(b)(1), the Fund, upon commencing monthly repurchase offers, will repurchase (and any Future Fund will repurchase), common shares for cash at the net asset value determined on the repurchase pricing date and will pay the holders on or before the “repurchase payment deadline,”~~6~~4 which will be no later than seven calendar days after the “repurchase pricing date,” unless the offer is suspended or postponed as provided in Rule 23c-3(b)(3). ~~The~~Upon commencing monthly repurchase offers, the Fund intends to make payment by the fifth business day or seventh calendar day (whichever period is shorter) following the repurchase pricing date. The Fund and a Future Fund may deduct a repurchase fee in an amount not to exceed 2% from the repurchase proceeds payable to tendering common shareholders, in compliance with Rule 23c-3(b)(1), and then only to the extent such repurchase fee is reasonably intended to compensate the Fund (and any Future Fund) for expenses directly related to the repurchase. ~~The Fund~~ Such a fee would be in addition to the early withdrawal charges the Fund (or any Future Fund relying on an exemptive order (“Multi-Class Order”) from the SEC that permits the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early withdrawal fees or similar relief) may charge pursuant to the Multi-Class Order or similar relief.5 The Fund, upon commencing monthly repurchase offers, will not condition (and any Future Fund will not condition), a repurchase offer upon tender of any minimum amount of common shares.

The Fund, upon commencing monthly repurchase offers, will comply (and any Future Fund will comply), with the pro ration and other allocation requirements applicable if common shareholders tender more than the repurchase offer amount in accordance with Rule 23c-3(b)(5). The Fund, upon commencing monthly repurchase offers, will permit (and any Future Fund will permit), tenders to be withdrawn or modified at any time until the repurchase request deadline, but will not permit tenders to be withdrawn or modified thereafter in accordance with Rule 23c-3(b)(6). The Fund, upon commencing monthly repurchase offers, will compute (and any Future Fund will compute), the net asset value for its common shares in accordance with Rule 23c-3(b)(7). The Fund (and any Future Fund) will not suspend or postpone a repurchase offer except pursuant to the vote of a majority of its ~~t~~Trustees, including a majority of its Disinterested Trustees (as defined below), and only under the limited circumstances specified by Rule 23c-3(b)(3)(i). At least a majority of the ~~t~~Trustees of the Fund ~~are~~will be (and at least a majority of ~~t~~Trustees of any Future Fund will be) persons who are not interested persons of the Fund (or a Future Fund, as applicable) within the meaning of Section 2(a)(19) of the Act (“Disinterested Trustees”), and the selection or nomination of those ~~t~~Trustees is, in the case of the Fund, or will be, in the case of any Future Fund, committed to the discretion of the Disinterested Trustees in accordance with Rule 23c-3(b)(8)(i). The Fund ~~complies~~ (and any Future Fund) will comply~~)~~  with Rule 23c-3(b)(8)’s requirements with respect to its Disinterested Trustees and their legal counsel. Any senior security issued by the Fund (and any Future Fund) or other indebtedness of the Fund (and any Future Fund) will either mature by the next repurchase pricing date or provide for the Fund’s (or Future Fund’s, as applicable) ability to call, repay of redeem such senior security or other indebtedness by the repurchase pricing date, either in ‘whole or in part without penalty or premium, as necessary to permit the Fund (or Future Fund, as applicable) to complete the

~~6~~4 Rule 23c-3(a)(4).

5 The Fund does not currently expect to charge a repurchase fee.

repurchase offer in such amounts, as the ~~t~~Trustees have determined, in compliance with the asset coverage requirements of Section 18 of the Act and in accordance with Rule 23c-3(b)(9).

In accordance with Rule 23c-3(b)(10), from the time the Fund (or any Future Fund) sends its notification to common shareholders of the repurchase offer, which shall be sent in compliance with the requirements of Rule 23c-3(b)(4) as modified by the requested Order, until the repurchase pricing date, a percentage of such fund’s assets equal to at least 100% of the repurchase offer amount will consist of: (1) assets that can be sold or disposed of in the ordinary course of business at approximately the price at which such fund has valued such investment, within a period equal to the period between the repurchase request deadline and the repurchase payment deadline, or (2) assets that mature by the next repurchase payment deadline; and in the event the Fund’s (or any Future Fund’s) assets fail to comply with this requirement, the Board of ~~Trustees of~~ such fund will cause such fund to take such action as it deems appropriate to ensure compliance. The Fund’s Board ~~of Trustees has~~will adopt~~ed~~ (and any Future Fund’s ~~B~~board of Trustees will adopt) written procedures reasonably designed, taking into account current market conditions and such fund’s investment objectives, to ensure that such fund’s portfolio assets are sufficiently liquid so that the Fund (and any Future Fund, as applicable) can comply with its fundamental policy on repurchases and with the liquidity requirements described above. The Fund’s Board ~~of Trustees~~ (and any Future Fund’s ~~B~~board of ~~T~~trustees~~)~~) will review~~s~~ the overall composition of the portfolio and make~~s~~ and approve~~s~~ such changes to the procedures as it deems necessary. Applicants believe the Fund’s portfolio ~~is~~can be (and any Future Fund’s portfolio will be) managed to provide ample liquidity for its proposed monthly repurchase offers in accordance with the requirements of Rule 23c-3(b)(10).

The Fund and ~~any underwriter for the Fund~~the Distributor will (and any Future Fund and any respective underwriter for such Future ~~f~~Fund will) comply as if the Fund (and any Future Fund, as applicable) was an open-end investment company, with the provisions of Section 24(b) of the Act and the rules thereunder with respect to any advertisement, pamphlet, circular, form letter, or other sales literature addressed to, of intended for distribution to, prospective investors in accordance with Rule 23c-3(b)(11).

III.          EXEMPTIONS REQUESTED

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase any securities of any class of which it is the issuer except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased. Repurchase offers made pursuant to the exception which permits closed-end funds to make repurchases pursuant to tender offers are considered issuer tender offers and thus, absent further relief, must comply with the requirements of the tender offer rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including Rules 13e-4 and 14e-1.

The Commission also may exempt closed-end issuer repurchases from the prohibitions in Section 23(c) pursuant to Section 23(c)(3). Rule 23c-3 provides such an exemption as it permits a registered closed-end investment company to make repurchase offers for its common stock at net asset value at periodic intervals pursuant to a fundamental policy of the investment company. “Periodic interval” is defined in Rule 23c-3(a)(1) as an interval of three, six or twelve months. Rule 23c-3(b)(4) requires that notification of each repurchase offer be sent to common shareholders no less than 21 calendar days and no more than 42 calendar days before the repurchase request deadline. Rule 23c-3(a)(3) provides that a repurchase offer amount may be between 5% and 25% of the common stock outstanding on the repurchase request deadline. At the time the Commission adopted Rule 23c-3, corresponding amendments to Rules 10b-6~~7~~6 and 13e-4 of the Exchange Act and Regulation 14E of the Exchange Act were also adopted, exempting repurchase offers pursuant to Rule 23c-3 from most of the provisions of those rules.~~8~~7

Applicants request an order pursuant to Sections 6(c) and 23(c) of the Act exempting them from the definition of “periodic interval” under Rule 23c-3(a)(1) that would permit the Fund (and any Future Fund) to rely on the relief provided by Rule 23c-3 while making repurchase offers on a monthly basis. Applicants also request an exemption from the notice provisions of Rule 23c-3(b)(4) to permit the Fund (and any Future Fund) to send notification of an upcoming repurchase offer to common shareholders at least seven but no more than fourteen calendar days in advance of the repurchase request deadline.~~9~~8

IV.       COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) of the Act provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

~~7~~6 Rule 102(b)(2) of Regulation M continues this exception.

~~8~~7 Subsequently, the Commission also added paragraph (a)(1)(xi) to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), in order to permit closed-end funds relying on Rule 23c-3 to make continuous or delayed offerings.

~~9~~8 Based on the requested relief the Fund (or any Future Fund) will be able to rely on the exemptions provided under Exchange Act and Securities Act rules for repurchase offers made in accordance with Rule 23c-3.

V.          DISCUSSION

A.          Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management ~~(the “Division”)~~ recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.~~10~~9 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity a fund’s shareholders will have, and~~,~~  thus~~,~~  the liquidity required of a fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this dual system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the Division of investment Management determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.~~11~~10

The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.~~12~~11 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.~~13~~ 12The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

~~10~~9 SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation (May 1992) at 421.

~~11~~10 Id. at 424.

~~12~~11 Id. at 439-40.

~~13~~12 Id. at 424.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.~~14~~13 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.~~15~~14

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.~~16~~15 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Precedent exists for the granting of exemptive relief to permit funds other than “prime rate” interval funds to engage in repurchases on a monthly basis.~~17~~16

~~14~~13 Investment Co. Act Rel. No. 18869 (July 28, 1992) ~~[57 FR 34701 (Aug. 6, 1992)]~~ (the “Proposing Release”)~~. The Proposing Release noted that Funds relying on Rule 23c-3 “may elect not to seek a secondary market for their shares and may provide the sole source of shareholder liquidity through the repurchase processes… however, Rule 23c-3 does not prohibit closed-end funds relying on the rule from having their shares listed on an exchange or quoted on a system such as NASDAQ.” Proposing Release at 34707~~.

~~15~~14 Investment Co. Act Rel. No. 19399 (April 7, 1993) ~~[58 FR 19335 (Apr. 14, 1993)]~~ (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

~~16~~15 Protecting Investors at 439-40; Proposing Release at ~~34706~~27.

~~17~~16 In the Matter of Lord Abbett Credit Opportunities Fund, et al., Rel No. IC-35663 (July 1, 2025) (notice), Rel. No. IC-35699 (July 29, 2025) (order) (“Lord Abbett I”). In the Matter of Optimize Growth Equity Fund, et al., Rel. No. IC-35533 (April 10, 2025) (notice), Rel. No. IC-35576 (May 7, 2025) (order) (“Optimize”). In the Matter of Oaktree Fund Advisors, LLC, et al., Rel. No. IC-35162 (March 22, 2024) (notice), Rel. No. IC-35174 (April 19, 2024) (order) (“Oaktree”). In the Matter of Voya Senior Income Fund, et al., Rel. No. IC-34609 (June 3, 2022) (notice) ~~and~~, Rel. No. IC-34640 (June 29, 2022) (order) (“Voya”)~~;~~. In the Matter of Lord Abbett Floating Rate High Income Fund, et al., Rel. No. IC-34308 (June 22, 2021) (notice) ~~and~~, Rel. No. IC-34336 (July 19, 2021) (order) (“Lord Abbett II”)~~;~~.In the Matter of Arca U.S. Treasury Fund and Arca Capital Management, LLC, Rel. No. IC-34935 (June 2, 2023) (notice), Rel. No. IC-34952 (June 28, 2023) (order) (“Arca”). In the Matter of Weiss Strategic Interval Fund, et al., Rel. No. IC-33101 (May 21, 2018) (notice), Rel. No. IC-33124 (June 18, 2018) (order) (“Weiss”). In the Matter of Blackstone / GSO Floating Rate Enhanced Income Fund, et al., Rel. No. IC-32866 (Oct. 23, 2017) (notice), Rel. No. IC-32902 (Nov. 20, 2017) (order) (“Blackstone”). In the Matter of Van Kampen Asset Management, et al., Rel. No. IC-27317 (May 12, 2006) (notice), Rel. No. IC-27390 (June 7, 2006) (order) (“Van Kampen”). In the Matter of ING Pilgrim Investments. LLC, et al., Rel. No. IC-25167 (Sep. 21, 2001) (notice), Rel. No. IC-25212 (Oct. 17, 2001) (order) (“Pilgrim Investments”). In the Matter of CypressTree Asset Management Corporation Inc., et al., Rel. No. IC-23020 (Feb. 4, 1998) (notice), Rel. No. IC-23055 (Mar. 3, 1998) (order) (“CypressTree”). In the Matter of Aspiriant Defensive Allocation Fund, et. al., Rel. No. IC-33924 (July 10, 2020) (notice) and Rel. No. IC-33961 (July 31, 2020) (order) (“Aspiriant”)~~; In the Matter of Weiss Strategic Interval Fund, et al., Rel. No. IC-33101 (May 21, 2018) (notice) and Rel. No. IC-33124 (June 18, 2018) (order) (“Weiss”); In the Matter of Blackstone / GSO Floating Rate Enhanced Income Fund, et al., Rel. No. IC-32866 (Oct. 23, 2017) (notice) and Rel. No. IC-32902 (Nov. 20, 2017) (order) (“Blackstone”);  In the Matter of Van Kampen Asset Management, et al., Rel. No. IC-27317 (May 12, 2006) (notice) and  Rel. No. IC-27390 (June 7, 2006) (order) (“Van Kampen”); In the Matter of ING Pilgrim Investments. LLC, et al., Rel. No. IC-25167 (Sep. 21, 2001) (notice) and Rel. No. IC-25212 (Oct. 17, 2001) (order) (“Pilgrim Investments”); In the Matter of CypressTree Asset Management Corporation Inc., et al., Rel. No. IC-23020 (Feb. 4, 1998) (notice) and Rel. No. IC-23055 (Mar. 3, 1998) (order) (“CypressTree”)~~.

B.          Monthly Repurchases

Applicants request an ~~amended~~ order pursuant to Sections 6(c) and 23(c) of the Act exempting them from Rule 23c-3(a)(1) solely to the extent necessary to permit the Fund (and any Future Fund) to make monthly repurchase offers. Applicants also request an exemption from the notice provisions of Rule 23c-3(b)(4) solely to the extent necessary to permit the Fund (and any Future Fund) to send notification of an upcoming repurchase offer to shareholders at least seven days but not more than fourteen days in advance of the repurchase request deadline. In Applicants’ view, this modification would enhance, rather than diminish, the investor benefits provided by Rule 23c-3 and is consistent with the public interest and investor protection. As long as the Fund (and any Future Fund), as supervised by its Board ~~of Trustees~~, can make monthly repurchase offers pursuant to the modified notification requirements requested herein and otherwise comply with the remainder of Rule 23c-3, including its requirements with respect to liquidity ~~—~~ ––and Applicants believe the Fund ~~is~~ (and any Future Fund) will be~~)~~  able to do so ~~—~~ ––there is no public interest nor investor protection concern that justifies prohibiting monthly repurchase ~~offers~~.

In the rulemaking proceeding in which Rule 23c-3 was adopted, certain commenters requested that a provision for monthly repurchases be incorporated in the final Rule. At the time of adoption, the Commission declined to do so. The Commission was concerned that shorter repurchase intervals would not be compatible with the notification requirement in paragraph (b)(4) of the Rule because a fund would need to send out a notification for a repurchase offer before it had completed the previous offer.~~18~~17 Applicants believe that this concern should not deter the Commission from granting the relief requested in this case. First, it is understandable that, in its initial efforts to “chart new territory,” the Commission was reluctant to provide too many options. Regulatory prudence might well have dictated adopting a more limited rule and considering more flexible proposals on a case-by-case basis. Second, it is significant that the reason given is one of logistics rather than substance. In fact, as discussed below, the logistical concern mentioned would not pertain to Applicants’ proposal.

Rule 23c-3(b)(4) requires that notification of each repurchase offer be sent to common shareholders no less than 21 days and no more than 42 days before the repurchase request deadline. In order to prevent any overlap between payment for a repurchase and notification of the next month’s repurchase offer or resulting investor confusion, Applicants request an exemption from the notice provisions of Rule 23c-3(b)(4) to the extent necessary to permit the Fund (and any Future Fund) to send notification of an upcoming repurchase offer to common shareholders at least seven calendar days, but not more than fourteen calendar days, in advance of the repurchase request deadline. Because the Fund, upon commencing monthly repurchase offers, intends (and any Future Fund intends) to price on the repurchase request deadline, and pay by the fifth business day or seventh calendar day (whichever period is shorter) following the repurchase pricing date (and, in any event, no later than seven calendar days after the repurchase pricing date), this proposed timing will ensure that common shareholders have received payment in full for any repurchases before receiving notification of the next repurchase offer. The entire repurchase procedure will be completed before the next notification is sent out, thus avoiding any overlap. Applicants believe that these procedures will eliminate any possibility of investor confusion from monthly repurchases.

~~18~~17 See Adopting Release at ~~19335~~28-29.

The Fund’s ~~prospectus~~offering documents will provide~~s~~ (and any Future Fund’s ~~prospectus~~offering documents will provide) a clear explanation of the repurchase program. Moreover, shareholders in the Fund ~~receive,~~ and any Future Fund that seeks shareholder approval to adopt or change a fundamental policy to permit monthly repurchase offers will receive~~,~~  full disclosure in the proxy materials sent to obtain the requisite shareholder approval. Applicants ~~believe~~expect that, before long, the monthly repurchase opportunit~~ies~~y ~~have~~will become as routine in the shareholder’s mind as daily redemptions, and that the significance of the notification will ~~continue to~~ diminish. Thus, any remote possibility of investor confusion due to the proximity in time of the repurchase payment deadline to the sending of the next notification ~~is~~will be adequately dealt with by disclosure.

Finally, upon commencing monthly repurchase offers, the Fund’s ~~procedures provide~~ (and any Future Fund’s) procedures will provide~~)~~  that the Fund’s Board of Trustees (and any Future Fund’s Board of Trustees) will be informed of the number of repurchase requests made in each of ~~the~~ three monthly repurchase offers during the previous calendar quarter — which repurchases will have been completed — at the time such fund’s Board of Trustees determines the percentage range of the repurchase offer amount for each of the three monthly periods during the next calendar quarter.~~19~~18 This will enable~~s~~ the Fund’s Board of Trustees (and will enable any Future Fund’s Board of Trustees) to take that information, as well as relevant liquidity reports from the portfolio manager(s), into account in setting the repurchase offer amount.

Applicants believe that monthly rather than quarterly repurchases offer many benefits and therefore would be in the public interest and in the common shareholders’ interests and be consistent with the policies underlying Rule 23c-3. Rule 23c-3 currently permits periodic repurchase offers no more frequently than once every three months, but monthly repurchases would provide significant benefits to common shareholders because their investments will be more liquid than an investment in a fund conducting only quarterly repurchase offers. Investors also will be better able to manage their investments and plan transactions because they will know that, if they decide to forego a repurchase offer, they only need to wait one (rather than three) months for the next offer. Applicants believe the requested relief allowing monthly repurchases provides the public marketplace and the Fund (and any Future Fund) common shareholders with more investment options. Finally, consistent with Section 23(c)(3), monthly repurchase offers will be made available to all common shareholders and, thus, will not unfairly discriminate against any holders of the common shares to be purchased.

~~19~~18 Because the Fund’s Board ~~of Trustees~~will typically hold (and any Future Fund’s Board of Trustees typically will hold) regular quarterly board meetings, the Board of Trustees ~~are~~will be asked to consider at each quarterly meeting a percentage range for each monthly repurchase offer for each of the next three monthly periods, which range will be determined in accordance with any exemptive relief granted by the Commission. The Board of Trustees also ~~are~~will be asked to authorize the officers of the Fund to determine the specific amount of the monthly repurchase offer for each of the next three monthly periods, within the approved range, prior to notifying shareholders of the monthly repurchase offer. If, based on the redemptions in any one prior monthly period, the Fund’s officers determine that an amount outside of the approved range is required for the upcoming monthly period, a special board meeting will be held to ask the Board of Trustees to consider the approval of the monthly repurchase offer amount.

For all of these reasons, Applicants believe that the requested relief is “appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the Act. Because the Fund will describe~~s~~ (and any Future Fund will describe) its repurchase policy fully in its ~~prospectus~~offering documents and annual report, shareholders and potential investors will have available all information about the Fund (and any Future Fund) and its differences from a traditional open-end fund and traditional closed-end fund. Finally, because the requested Order will increase the investment alternatives available to investors, the requested Order is appropriate in the public interest. Because the monthly repurchase offers will be made available to all common shareholders and otherwise comply with the requirements of Rule 23c-3 (except as it relates to the imposition of early withdrawal fees, if applicable), the repurchase offers will not be made in a manner or on a basis ~~that~~which unfairly discriminates against holders of the common shares to be purchased.

Applicants believe that there is precedent for the requested relief and that monthly repurchases are consistent with the policies underlying Rule 23c-3. The Commission has granted exemptive relief under Rule 23c-3 to permit other interval funds to make monthly repurchase offers under modified notice procedures.~~20~~19 Under the ~~Aspiriant~~Oaktree, Voya, Lord Abbett II, Arca, Weiss and Blackstone orders, closed-end funds operating as interval funds sought to make monthly repurchase offers ~~to their respective common shareholders every month and to provide notification to their respective common shareholders of an upcoming repurchase offer no less than seven and no more than fourteen calendar days in advance of the repurchase request deadline~~of not less than 5% of their outstanding common shares but not more than 25% in any three month period pursuant to modified notice procedures under Rule 23c-3. Under the Van Kampen order, a closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not less than 5% of its outstanding common shares but not more than 25% in the trailing ~~three month~~three-month period pursuant to modified notice procedures under Rule 23c-3, and was granted relief that was similar to that which the Applicants seek here. Under the Pilgrim Investments order, a closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not ~~more~~less than 5% of its outstanding common shares but not more than 25% in the aggregate in any one quarter pursuant to modified notice procedures under Rule 23c-3, and was granted relief that was similar to that which the Applicants seek here. Under the CypressTree order, another closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not more than 10% of its outstanding common shares. Applicants submit that the requested relief is appropriate under the applicable statutory standards.

~~20~~19 See Oaktree supra at note 19; See Voya~~,~~ supra at note 19; See Lord Abbett~~, Aspiriant, Weiss,~~ II supra at note 19; See Weiss supra at note 19, See Blackstone~~,~~ supra at note 19, See Van Kampen~~,~~ supra at note 19, See Pilgrim Investments~~, and~~ supra at note 19. See also CypressTree, supra at note ~~17~~19.

VI.       APPLICANTS’ CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

(a~~.~~)       The Fund (and any Future Fund relying on this relief) will make a repurchase offer pursuant to Rule 23c-3(b) for a repurchase offer amount of not less than 5% in any one-month period. In addition, the repurchase offer amount for the then current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then current monthly period, will not exceed 25% of the Fund’s (or Future Fund’s, as applicable) outstanding common shares. The Fund (and any Future Fund relying on this relief) may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

(b~~.~~)       Payment for repurchased common shares will occur at least five business days before notification of the next repurchase offer is sent to common shareholders of the Fund (or any Future Fund relying on this relief).

VII.       CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary or appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and thus meet the standards of Section 6(c). Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that any purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class of securities to be purchased. Finally, Applicants submit that the relief requested is consistent with that previously provided by the Commission in the Oaktree, Voya, Lord Abbett II, ~~Aspiriant~~Arca, Weiss, Blackstone, Van Kampen, Pilgrim Investments, Aspiriant and CypressTree orders.

Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the operating agreements of the Applicants, as applicable, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. ~~Jerald David is authorized to sign on behalf of the Fund pursuant to his authority as President of the Fund. J. Rayne Steinberg is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as Chief Executive Officer.~~The resolutions of the Fund’s sole initial trustee are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act, and the verifications required by Rule 0-2(d) under the Act, are attached as Exhibit B to this Application. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the Act are attached as Exhibits C and D. Pursuant to Rule 0-2(f) under the Act, the Applicants’ address is 1 Vanderbilt Avenue, 16th Floor  New York, NY 10017.

Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

[Signature page follows.]

SIGNATURES

OHA Direct Credit Fund

By: /s/ Grove Stafford

Name: Grove Stafford

Title: Chief Compliance Officer and Secretary

Dated:          ~~May 24, 2023~~           January 14, 2026

~~ARCA U.S. TREASURY FUND~~

OHA Private Credit Advisors II, L.P.

By: /s/ ~~Jerald David~~            William H. Bohnsack, Jr.

Name:           ~~Jerald David~~           William H. Bohnsack, Jr.

Title: Vice President

                       Dated: January 14, 2026

~~ARCA CAPITAL MANAGEMENT, LLC~~

       T. Rowe Price Investment Services, Inc.

By: /s/ ~~J. Rayne Steinberg~~ William Presley

~~Name:                                 J. Rayne Steinberg~~

~~Title:                                   Chief Executive Officer~~

~~VERIFICATION OF APPLICATION AND STATEMENT OF FACT~~

~~In accordance with Rule 0-2(d) under the Investment Company Act of 1940, the undersigned states that he has duly executed the attached application dated May 24, 2023, for and on behalf of Arca U.S. Treasury Fund; that he is President of Arca U.S. Treasury Fund; and that all action taken by shareholders, trustees and other persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~/s/ Jerald David~~

Name: ~~Jerald David~~ William Presley

Title: Vice President

Dated: January 14, 2026

~~Date:                                                                                                  May 24, 2023~~

Exhibit A

Resolutions of the Board of Trustees of OHA Direct Credit Fund

RESOLVED, that the appropriate officers of the Fund be and they hereby are, and each of them acting individually hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission (the “SEC”) on behalf of the Fund an application for an exemptive order pursuant to Sections 6(c) and 23(c)(3) under the 1940 Act to allow the Fund to conduct monthly repurchase offers, such application to be in form and substance satisfactory to counsel for the Fund, the execution and filing of any such application, or amendment to such application, to be conclusive evidence of its authorization hereby; and further

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to prepare execute and file with the SEC any amendments to such exemptive application requested by the SEC or as they believe necessary or appropriate; and further

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to take all such further action and to execute and deliver all such further instruments and documents, in the name of and on behalf of the Fund, on the advice and assistance of counsel, and to pay all such expenses as shall be necessary, proper, or advisable, in order to fully carry out the intent, and accomplish the purposes of, the foregoing; and further

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized and directed, for and on the Fund’s behalf, to take or cause to be taken, any and all action, to execute and deliver any and all certificates, instructions, requests, or other instruments, and to do any and all things that in their judgment, on the advice and assistance of counsel, as may be necessary or advisable to effect each of the resolutions adopted to carry out the purposes and intent thereof, and as may be necessary or advisable for the conduct of the Fund’s business.

Exhibit B

VERIFICATION OF OHA DIRECT CREDIT FUND

~~In accordance with Rule 0-2(d) under the Investment Company Act of 1940, the~~The undersigned states that he has duly executed the attached ~~a~~Application dated ~~May 24~~January 15, ~~2023~~2026, for and on behalf of ~~Arca Capital Management, LLC; that he is Chief Executive Officer of Arca Capital Management, LLC;~~OHA Direct Credit Fund in his capacity as Chief Compliance Officer and Secretary of such entity and that all actions ~~taken by shareholders, directors~~by the holders and other ~~persons~~bodies necessary to authorize the undersigned to execute and file such instrument ~~has~~have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information~~,~~  and belief.

OHA DIRECT CREDIT FUND

By:	/s/ Grove Stafford
Name:	Grove Stafford
Title:	Chief Compliance Officer and Secretary
Dated:	January 14, 2026

VERIFICATION OF OHA PRIVATE CREDIT ADVISORS II, L.P.

The undersigned states that he has duly executed the attached Application dated January 15, 2026, for and on behalf of OHA Private Credit Advisors II, L.P in his capacity as Vice President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

OHA Private Credit Advisors II, L.P.

By: /s/ William H. Bohnsack, Jr.

Name: William H. Bohnsack, Jr.

Title: Vice President

Dated: January 14, 2026

VERIFICATION OF T. ROWE PRICE INVESTMENT SERVICES, INC.

The undersigned states that he has duly executed the attached Application dated January 15, 2026, for and on behalf of T. Rowe Price Investment Services, Inc. in his capacity as Vice President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

T. Rowe Price Investment Services, Inc.

By: /s/ ~~J. Rayne Steinberg~~ William Presley

Name: ~~J. Rayne Steinberg~~ William Presley

Title: Vice President

Dated: January 14, 2026

                     ~~Date:                                                                                             May 24, 2023~~

Exhibit D

File No. ~~812-15051~~812-15963

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

~~In the Matter of~~

~~Aspiriant Defensive Allocation Fund~~

~~Aspiriant, LLC~~

~~11100 Santa Monica Blvd, Suite 600~~

~~Los Angeles, CA 90025~~

Amendme~~d~~nt No. 1 to the Application Pursuant to Sections 6(c) and 23(c)(3) of the Investment Company Act of

~~Act of~~ 1940 (the “Act”) for an Order Granting Certain Exemptions from the Provisions of Rule

23c-3 thereunder

~~Please send all communications, notices and orders to:~~

~~Benjamin D. Schmidt~~

~~Aspiriant, LLC~~

EXPEDITED REVIEW REQUEST UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

OHA DIRECT CREDIT FUND

OHA PRIVATE CREDIT ADVISORS II, L.P.

T. ROWE PRICE INVESTMENT SERVICES, INC.

~~111 East Kilbourn~~1 Vanderbilt Avenue, ~~Suite 1700~~16th Floor

New York, NY 10017

~~Milwaukee, WI 53202~~

All Communications, Notices and Orders to:

Grove Stafford, Esq.

OHA Private Credit Advisors II, L.P.

1 Vanderbilt Avenue, 16th Floor

New York, NY 10017

Telephone: (212) 326-1500

With ~~a copy~~copies to:

~~W. John McGuire~~

Jonathan Gaines, Esq.

~~Morgan, Lewis & Bockius~~Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

~~1111 Pennsylvania Ave NW~~

T: (212) 455-3974

~~Washington, D.C. 20004~~

~~This application consists of 13~~Page 1 of [xx] sequentially numbered pages (including exhibits)~~.~~

I.	THE PROPOSAL

~~Aspiriant Defensive Allocation~~OHA Direct Credit Fund (the “Fund”) is a ~~newly organized~~ Delaware statutory trust ~~that will be~~ registered under the Investment Company Act of 1940, as amended (the “Act”), as a non-diversified, closed-end management investment company ~~and~~that will be operated as an interval fund. The Fund is advised by ~~Aspiriant,~~OHA Private Credit Advisors II, L~~LC (~~.P. (“OHA” or the “Adviser”). T. Rowe Price Investment Services, Inc. (the “Distributor”) is the principal underwriter and distributor of the Fund’s shares. Shares of the Fund are not registered under the Securities Act of 1933, as amended (“1933 Act”) and are not available for public purchase. The Fund ~~and~~, the Adviser, and the Distributor are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) pursuant to Sections 6(c) and 23(c)(3) of the Act for an exemption from certain provisions of Rule 23c-3 under the Act to permit the Fund to make repurchase offers to its common shareholders every month and to provide notification to its common shareholders of an upcoming repurchase offer no less than seven and no more than fourteen calendar days in advance of the repurchase request deadline.

Applicants request that the Order also apply to any registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser, or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,11 acts as an investment adviser, and which operates as an interval fund pursuant to Rule 23c-3 under the Act (each a “Future Fund” and, together with the Fund, the “Funds”). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this application (the “Application”). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant. Unless otherwise provided relief, the Fund will comply with all other provisions of Rule 23c-3. Terms as used in this Application that are defined in Rule 23c-3 have the same meaning as they are given in Rule 23c-3.

1 A successor in interest is limited to an entity that results from reorganization into another jurisdiction or a change in the type of business organization.

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II.	STATEMENT OF FACTS

A. ~~Aspiriant Defensive Allocation~~       The Fund

The Fund is a Delaware statutory trust ~~organized on July 18, 2019. The Fund filed its Form N-8A and Form N-2 with the Commission on October 22, 2019 and will be~~that is registered under the Act as a non-diversified closed-end management investment company that is or will be operate~~s~~d as an interval fund pursuant to Rule 23c-3 under the Act ~~upon the declaration by the Commission that its registration statement is effective. Simultaneous with its commencement of operations, and subject to shareholder approval, the Fund will acquire the assets of Aspiriant Defensive Allocation Fund, a series of Aspiriant Trust, which has the same investment objective and substantially the same principal investment strategies as the Fund, but operates as an open-end management investment company.~~. The Fund’s investment objective is to produce current income. The Fund seeks to achieve its investment objective by opportunistically allocating its assets across a wide range of credit strategies. Common shares of the Fund are offered on a continuous basis at net asset value per share, are not offered or traded in the secondary market and are not listed on any exchange or quoted on any quotation medium. Shares of the Fund are not registered under the 1933 Act and are not available for public purchase. The Fund is only available to funds managed by T. Rowe Price Associates, Inc., (“T. Rowe Price”), including, but not limited to, open-end registered investment companies; advisory clients of T. Rowe Price, the Adviser or an affiliate; and certain unaffiliated funds that are exempt from registration under the 1940 Act and held solely by collective investment trusts sponsored by T. Rowe Price or an affiliate; each of which is subject to a contractual fee for investment management services (“Investing Funds”). The Fund does not charge a management fee and the Fund’s Adviser has agreed to waive or pay all of the Fund’s other expenses (excluding interest; expenses related to borrowings, taxes, and brokerage; nonrecurring, extraordinary expenses; and acquired fund fees and expenses). The Fund does not offer multiple share classes. It is anticipated that the Fund will commence operations in the third quarter of 2026.

~~Common shares of the Fund will not be offered or traded in the secondary market and will not be listed on any exchange or quoted on any quotation medium.~~ As further discussed below, the Fund seeks an Order to make offers to repurchase a portion of its common shares at one-month intervals, rather than the “periodic intervals” (three, six, or twelve months) specified by Rule 23c-3~~,~~  and to notify common shareholders seven to fourteen calendar days in advance of the repurchase request deadlines, rather than the “no less than twenty-one and no more than forty-two days before each repurchase request deadline” specified by Rule 23c-3. In connection with making monthly repurchases with modified notice provisions, the Fund will be subject to conditions (as described herein) such that the aggregate percentage of common shares subject to repurchase in any three-month period will not exceed 25% of the Fund’s outstanding common shares and payment for such common shares will occur at least five business days before notification of the next repurchase offer.

4

The Fund’s Board of Trustees (the “Board”) has adopted a fundamental policy of making quarterly repurchase offers. To the extent the Fund receives the requested Order, the Fund’s Board ~~of Trustees will~~may, in the future, determine to adopt a fundamental policy of making monthly repurchase offers. ~~In addition, p~~Prior to relying on the requested Order, the Fund will obtain the approval of ~~its sole initial shareholder~~a majority of the Fund’s outstanding voting securities to adopt a fundamental policy to permit monthly repurchase offers. ~~The~~If the Fund relies on the requested Order, the Fund will disclose in its ~~prospectus~~offering documents and annual reports its fundamental policy to make monthly offers to repurchase a portion of its common shares at net asset value, less deduction of a repurchase fee, if any, as permitted by Rule 23c-3(b)(1), and the imposition of early withdrawal charges as permitted pursuant to the Multi-Class Order (as defined below). The Fund’s fundamental policies with respect to repurchase offers, including the periodic repurchase offer interval, will be changeable by majority vote of the holders of the Fund’s outstanding voting securities. Monthly repurchase offers shall be for an amount not less than 5% nor more than 25% of the common shares outstanding during any three month period in accordance with any exemptive relief granted by the Commission.2 The Fund’s fundamental policies will also specify the means to determine the dates of the repurchase request deadlines and the maximum number of days between each repurchase request deadline and the repurchase pricing date as required by Rule 23c-3(b)(2)(i)(C) and (D) and in accordance with Rule 23c-3(a)(5).3 The Fund’s repurchase pricing date normally will be the same date as the repurchase request deadline and pricing will be determined after the close of business on that date.

B. ~~Aspiriant, LLC~~    The Adviser

The Adviser is a Delaware limited ~~liability company owned by its key employees with its principal offices located at 11100 Santa Monica Blvd, Suite 600, Los Angeles, CA 90025. The~~ partnership organized under the laws of the state of Delaware. The Adviser serves as investment adviser to the Fund. The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 ~~and will serve as investment adviser to the Fund~~, as amended (the “Advisers Act”).

2 Applicants agree that, as a condition to the relief requested in this Application, the repurchase offer amount for the then-current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then current monthly period, will not exceed 25% of its outstanding common shares, subject to any additional tendered common shares repurchased pursuant to Rule 23c-3(b)(5). The Fund may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

3 A Future Fund that relies on the exemptive relief requested hereby will have fundamental investment policies in compliance with Rule 23c-3(b)(2)(i), as modified by the requested Order, which will include the date of repurchase request deadlines or the means of determining the repurchase request deadlines and the maximum number of days between each repurchase request deadline and the next repurchase pricing date (as required by Rule 23c-3(b)(2)(i)(C) and (D) and in accordance with Rule 23c-3(a)(5)). A Future Fund’s repurchase pricing date normally will be the same date as the repurchase request deadline and pricing will be determined after close of business on that date. A Future Fund will disclose in its ~~prospectus~~offering documents and annual reports its fundamental policy to make monthly offers to repurchase a portion of its common shares at net asset value, less deduction of a repurchase fee, if any, as permitted by Rule 23c-3(b)(1). A Future Fund’s fundamental policies with respect to repurchase offers, including the periodic offer interval, will be changeable only by majority vote of the holders of such Future Fund’s outstanding voting securities. Under a Future Fund’s fundamental policy, the repurchase offer amount will be determined by such Future Fund’s Board of Trustees prior to each repurchase offer and will not be less than 5% of its outstanding common shares on the repurchase request deadline. Applicants agree that, as a condition to the relief requested in this application, the repurchase offer amount for the then current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then-current monthly period, will not exceed 25% of its outstanding common shares, subject to any additional tendered common shares repurchased pursuant to Rule 23c-3(b)(5). A Future Fund may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

5

The Adviser will provide services to the Fund pursuant to an investment ~~advisory~~management agreement between the Fund and the Adviser. Under the investment ~~advisory~~management agreement, subject to the supervision and direction of the Fund’s Board ~~of Trustees~~, the Adviser will ~~manage the Fund’s portfolio in accordance with~~have overall responsibility for the management of the Fund~~’s~~. The Adviser will oversee all investment ~~objective and policies, make investment decisions for the Fund, place orders to purchase and sell securities, and employ professional portfolio managers and securities analysts who provide research~~advisory and portfolio management services and assists in managing and supervising all aspects of the general day-to-day business activities and operations of the Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services ~~to the Fund~~.

C.       The Distributor

The Distributor is a corporation organized and existing under the laws of the State of Maryland. The Distributor is a broker-dealer registered with the Commission and a member of FINRA.

The Distributor acts or will act as the distributor of Shares for the Funds on a best efforts basis, subject to various conditions, pursuant to the terms of the distribution agreement with each Fund. The Distributor is not obligated to sell any specific amount of Shares of the Funds.

If applicable, any Shares of the Funds offered through other brokers or dealers will do so pursuant to a selling agreement with the Distributor. If applicable, the Distributor may reallocate the full amount of any sales load to the brokers or dealers that offer shares of the Funds. The actual front-end sales load paid by investors may vary among and within selling agents.

6

~~C.~~   D.       Other Requirements for a Rule 23c-3 Fund

Rule 23c-3(b)(4) requires that common shareholders be provided with notification of each quarterly repurchase offer no less than twenty-one and no more than forty-two days before each repurchase request deadline. If the relief requested herein is obtained, however, the Fund, upon commencing monthly repurchase offers, will provide (and any Future Fund~~)~~  will provide) common shareholders with notification of each monthly repurchase offer no less than seven and no more than fourteen days before each repurchase request deadline. ~~Upon commencing monthly repurchase offers, the~~The Fund’s notification will include (and any Future Fund’s notification will include), all information required by Rule 23c-3(b)(4)(i). Applicants agree that, as a condition of the relief requested in this application, the Fund, upon commencing monthly repurchase offers, will make (and any Future Fund~~)~~  will make) payment for common shares repurchased in the previous month’s repurchase offer at least five business days before sending notification of the next repurchase offer. The Fund, upon commencing monthly repurchase offers, will file (and any Future Fund will file), copies of the notification with the Commission, together with Form N-23c-3, within three business days after sending the notification to common shareholders as required by Rule 23c-3(b)(4)(ii).

Pursuant to Rule 23c-3(b)(1), the Fund, upon commencing monthly repurchase offers, will repurchase (and any Future Fund will repurchase), common shares for cash at the net asset value determined on the repurchase pricing date and will pay the holders on or before the “repurchase payment deadline,”4 which will be no later than seven calendar days after the “repurchase pricing date,” unless the offer is suspended or postponed as provided in Rule 23c-3(b)(3). ~~The~~ Upon commencing monthly repurchase offers, the Fund intends to make payment by the fifth business day or seventh calendar day (whichever period is shorter) following the repurchase pricing date. The Fund and a Future Fund may deduct a repurchase fee in an amount not to exceed 2% from the repurchase proceeds payable to tendering common shareholders, in compliance with Rule 23c-3(b)(1), and then only to the extent such repurchase fee is reasonably intended to compensate the Fund (and any Future Fund) for expenses directly related to the repurchase. Such a fee would be in addition to the early withdrawal charges the Fund (or any Future Fund relying on an exemptive order (“Multi-Class Order”) from the SEC that permits the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early withdrawal fees or similar relief) may charge pursuant to the Multi-Class Order or similar relief.5 The Fund, upon commencing monthly repurchase offers, will not condition (and any Future Fund will not condition), a repurchase offer upon tender of any minimum amount of common shares.

The Fund, upon commencing monthly repurchase offers, will comply (and any Future Fund will comply), with the pro ration and other allocation requirements applicable if common shareholders tender more than the repurchase offer amount in accordance with Rule 23c-3(b)(5). The Fund, upon commencing monthly repurchase offers, will permit (and any Future Fund will permit), tenders to be withdrawn or modified at any time until the repurchase request deadline, but will not permit tenders to be withdrawn or modified thereafter in accordance with Rule 23c-3(b)(6). The Fund, upon commencing monthly repurchase offers, will compute (and any Future Fund will compute), the net asset value for its common shares in accordance with Rule 23c-3(b)(7). The Fund (and any Future Fund) will not suspend or postpone a repurchase offer except pursuant to the vote of a majority of its ~~t~~Trustees, including a majority of its Disinterested Trustees (as defined below), and only under the limited circumstances specified by Rule 23c-3(b)(3)(i). At least a majority of the ~~t~~Trustees of the Fund will be (and at least a majority of ~~t~~Trustees of any Future Fund will be) persons who are not interested persons of the Fund (or a Future Fund, as applicable) within the meaning of Section 2(a)(19) of the Act (“Disinterested Trustees”), and the selection or nomination of those ~~t~~Trustees is, in the case of the Fund, or will be, in the case of any Future Fund, committed to the discretion of the Disinterested Trustees in accordance with Rule 23c-3(b)(8)(i). The Fund (and any Future Fund) will comply with Rule 23c-3(b)(8)’s requirements with respect to its Disinterested Trustees and their legal counsel. Any senior security issued by the Fund (and any Future Fund) or other indebtedness of the Fund (and any Future Fund) will either mature by the next repurchase pricing date or provide for the Fund’s (or Future Fund’s, as applicable) ability to call, repay of redeem such senior security or other indebtedness by the repurchase pricing date, either in ‘whole or in part without

4 Rule 23c-3(a)(4).

5 The Fund does not currently expect to charge a repurchase fee.

7

penalty or premium, as necessary to permit the Fund (or Future Fund, as applicable) to complete the repurchase offer in such amounts, as the ~~t~~Trustees have determined, in compliance with the asset coverage requirements of Section 18 of the Act and in accordance with Rule 23c-3(b)(9).

In accordance with Rule 23c-3(b)(10), from the time the Fund (or any Future Fund) sends its notification to common shareholders of the repurchase offer, which shall be sent in compliance with the requirements of Rule 23c-3(b)(4) as modified by the requested Order, until the repurchase pricing date, a percentage of such fund’s assets equal to at least 100% of the repurchase offer amount will consist of: (1) assets that can be sold or disposed of in the ordinary course of business at approximately the price at which such fund has valued such investment, within a period equal to the period between the repurchase request deadline and the repurchase payment deadline, or (2) assets that mature by the next repurchase payment deadline; and in the event the Fund’s (or any Future Fund’s) assets fail to comply with this requirement, the Board of ~~Trustees of~~ such fund will cause such fund to take such action as it deems appropriate to ensure compliance. The Fund’s Board ~~of Trustees~~ will adopt (and any Future Fund’s ~~B~~board of Trustees will adopt) written procedures reasonably designed, taking into account current market conditions and such fund’s investment objectives, to ensure that such fund’s portfolio assets are sufficiently liquid so that the Fund (and any Future Fund, as applicable) can comply with its fundamental policy on repurchases and with the liquidity requirements described above. The Fund’s Board ~~of Trustees~~ (and any Future Fund’s ~~B~~board of ~~T~~trustees) will review the overall composition of the portfolio and make and approve such changes to the procedures as it deems necessary. Applicants believe the Fund’s portfolio can be (and any Future Fund’s portfolio will be) managed to provide ample liquidity for its proposed monthly repurchase offers in accordance with the requirements of Rule 23c-3(b)(10).

8

The Fund and ~~any underwriter for the Fund~~the Distributor will (and any Future Fund and any respective underwriter for such Future ~~f~~Fund will) comply as if the Fund (and any Future Fund, as applicable) was an open-end investment company, with the provisions of Section 24(b) of the Act and the rules thereunder with respect to any advertisement, pamphlet, circular, form letter, or other sales literature addressed to, of intended for distribution to, prospective investors in accordance with Rule 23c-3(b)(11).

III.	EXEMPTIONS REQUESTED

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase any securities of any class of which it is the issuer except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased. Repurchase offers made pursuant to the exception which permits closed-end funds to make repurchases pursuant to tender offers are considered issuer tender offers and thus, absent further relief, must comply with the requirements of the tender offer rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including Rules 13e-4 and 14e-1.

9

The Commission also may exempt closed-end issuer repurchases from the prohibitions in Section 23(c) pursuant to Section 23(c)(3). Rule 23c-3 provides such an exemption as it permits a registered closed-end investment company to make repurchase offers for its common stock at net asset value at periodic intervals pursuant to a fundamental policy of the investment company. “Periodic interval” is defined in Rule 23c-3(a)(1) as an interval of three, six or twelve months. Rule 23c-3(b)(4) requires that notification of each repurchase offer be sent to common shareholders no less than 21 calendar days and no more than 42 calendar days before the repurchase request deadline. Rule 23c-3(a)(3) provides that a repurchase offer amount may be between 5% and 25% of the common stock outstanding on the repurchase request deadline. At the time the Commission adopted Rule 23c-3, corresponding amendments to Rules 10b-6~~5~~6 and 13e-4 of the Exchange Act and Regulation 14E of the Exchange Act were also adopted, exempting repurchase offers pursuant to Rule 23c-3 from most of the provisions of those rules.~~6~~7

Applicants request an order pursuant to Sections 6(c) and 23(c) of the Act exempting them from the definition of “periodic interval” under Rule 23c-3(a)(1) that would permit the Fund (and any Future Fund) to rely on the relief provided by Rule 23c-3 while making repurchase offers on a monthly basis. Applicants also request an exemption from the notice provisions of Rule 23c-3(b)(4) to permit the Fund (and any Future Fund) to send notification of an upcoming repurchase offer to common shareholders at least seven but no more than fourteen calendar days in advance of the repurchase request deadline.~~7~~8

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) of the Act provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

~~5~~6 Rule 102(b)(2) of Regulation M continues this exception.

~~6~~7 Subsequently, the Commission also added paragraph (a)(1)(xi) to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), in order to permit closed-end funds relying on Rule 23c-3 to make continuous or delayed offerings.

~~7~~8 Based on the requested relief the Fund (or any Future Fund) will be able to rely on the exemptions provided under Exchange Act and Securities Act rules for repurchase offers made in accordance with Rule 23c-3.

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V.	DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management ~~(the “Division”)~~  recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.~~8~~9 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity a fund’s shareholders will have, and~~,~~ thus~~,~~  the liquidity required of a fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this dual system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the Division of investment Management determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.~~9~~10

The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.~~10~~11 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.~~11~~12 The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

~~8~~9 SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation (May 1992) at 421.

~~9~~10 Id. at 424.

~~10~~11 Id. at 439-40.

~~11~~12 Id. at 424.

11

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.~~12~~13 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.~~13~~14

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.~~14~~15 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Precedent exists for the granting of exemptive relief to permit funds other than “prime rate” interval funds to engage in repurchases on a monthly basis.~~15~~16

~~12~~13 Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).

~~13~~14 Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

~~14~~15 Protecting Investors at 439-40; Proposing Release at 27.

~~15~~16 In the Matter of Lord Abbett Credit Opportunities Fund, et al., Rel No. IC-35663 (July 1, 2025) (notice), Rel. No. IC-35699 (July 29, 2025) (order) (“Lord Abbett I”). In the Matter of Optimize Growth Equity Fund, et al., Rel. No. IC-35533 (April 10, 2025) (notice), Rel. No. IC-35576 (May 7, 2025) (order) (“Optimize”). In the Matter of Oaktree Fund Advisors, LLC, et al., Rel. No. IC-35162 (March 22, 2024) (notice), Rel. No. IC-35174 (April 19, 2024) (order) (“Oaktree”). In the Matter of Voya Senior Income Fund, et al., Rel. No. IC-34609 (June 3, 2022) (notice), Rel. No. IC-34640 (June 29, 2022) (order) (“Voya”). In the Matter of Lord Abbett Floating Rate High Income Fund, et al., Rel. No. IC-34308 (June 22, 2021) (notice), Rel. No. IC-34336 (July 19, 2021) (order) (“Lord Abbett II”). In the Matter of Arca U.S. Treasury Fund and Arca Capital Management, LLC, Rel. No. IC-34935 (June 2, 2023) (notice), Rel. No. IC-34952 (June 28, 2023) (order) (“Arca”). In the Matter of Weiss Strategic Interval Fund, et al., Rel. No. IC-33101 (May 21, 2018) (notice) ~~and~~, Rel. No. IC-33124 (June 18, 2018) (order) (“Weiss”)~~;~~. In the Matter of Blackstone / GSO Floating Rate Enhanced Income Fund, et al., Rel. No. IC-32866 (Oct. 23, 2017) (notice) ~~and~~, Rel. No. IC-32902 (Nov. 20, 2017) (order) (“Blackstone”)~~;~~. In the Matter of Van Kampen Asset Management, et al., Rel. No. IC-27317 (May 12, 2006) (notice) ~~and~~, Rel. No. IC-27390 (June 7, 2006) (order) (“Van Kampen”)~~;~~.  In the Matter of ING Pilgrim Investments. LLC, et al., Rel. No. IC-25167 (Sep. 21, 2001) (notice) ~~and~~, Rel. No. IC-25212 (Oct. 17, 2001) (order) (“Pilgrim Investments”)~~;~~. In the Matter of CypressTree Asset Management Corporation Inc., et al., Rel. No. IC-23020 (Feb. 4, 1998) (notice) ~~and~~, Rel. No. IC-23055 (Mar. 3, 1998) (order) (“CypressTree”).  In the Matter of Aspiriant Defensive Allocation Fund, et. al., Rel. No. IC-33924 (July 10, 2020) (notice) and Rel. No. IC-33961 (July 31, 2020) (order) (“Aspiriant”).

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B.	Monthly Repurchases

Applicants request an order pursuant to Sections 6(c) and 23(c) of the Act exempting them from Rule 23c-3(a)(1) solely to the extent necessary to permit the Fund (and any Future Fund) to make monthly repurchase offers. Applicants also request an exemption from the notice provisions of Rule 23c-3(b)(4) solely to the extent necessary to permit the Fund (and any Future Fund) to send notification of an upcoming repurchase offer to shareholders at least seven days but not more than fourteen days in advance of the repurchase request deadline. In Applicants’ view, this modification would enhance, rather than diminish, the investor benefits provided by Rule 23c-3 and is consistent with the public interest and investor protection. As long as the Fund (and any Future Fund), as supervised by its Board ~~of Trustees~~, can make monthly repurchase offers pursuant to the modified notification requirements requested herein and otherwise comply with the remainder of Rule 23c-3, including its requirements with respect to liquidity ~~—~~ ––and Applicants believe the Fund (and any Future Fund) will be able to do so ~~—~~ ––there is no public interest nor investor protection concern that justifies prohibiting monthly repurchase ~~offers~~.

In the rulemaking proceeding in which Rule 23c-3 was adopted, certain commenters requested that a provision for monthly repurchases be incorporated in the final Rule. At the time of adoption, the Commission declined to do so. The Commission was concerned that shorter repurchase intervals would not be compatible with the notification requirement in paragraph (b)(4) of the Rule because a fund would need to send out a notification for a repurchase offer before it had completed the previous offer.~~16~~17 Applicants believe that this concern should not deter the Commission from granting the relief requested in this case. First, it is understandable that, in its initial efforts to “chart new territory,” the Commission was reluctant to provide too many options. Regulatory prudence might well have dictated adopting a more limited rule and considering more flexible proposals on a case-by-case basis. Second, it is significant that the reason given is one of logistics rather than substance. In fact, as discussed below, the logistical concern mentioned would not pertain to Applicants’ proposal.

Rule 23c-3(b)(4) requires that notification of each repurchase offer be sent to common shareholders no less than 21 days and no more than 42 days before the repurchase request deadline. In order to prevent any overlap between payment for a repurchase and notification of the next month’s repurchase offer or resulting investor confusion, Applicants request an exemption from the notice provisions of Rule 23c-3(b)(4) to the extent necessary to permit the Fund (and any Future Fund) to send notification of an upcoming repurchase offer to common shareholders at least seven calendar days, but not more than fourteen calendar days, in advance of the repurchase request deadline. Because the Fund, upon commencing monthly repurchase offers, intends (and any Future Fund intends) to price on the repurchase request deadline, and pay by the fifth business day or seventh calendar day (whichever period is shorter) following the repurchase pricing date (and, in any event, no later than seven calendar days after the repurchase pricing date), this proposed timing will ensure that common shareholders have received payment in full for any repurchases before receiving notification of the next repurchase offer. The entire repurchase procedure will be completed before the next notification is sent out, thus avoiding any overlap. Applicants believe that these procedures will eliminate any possibility of investor confusion from monthly repurchases.

~~16~~17 See Adopting Release at 28-29.

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The Fund’s ~~prospectus, initially filed on October 22, 2019,~~offering documents will provide~~s~~ (and any Future Fund’s ~~prospectus~~offering documents will provide) a clear explanation of the repurchase program. Moreover, shareholders in the Fund and any Future Fund that seeks shareholder approval to adopt or change a fundamental policy to permit monthly repurchase offers will receive full disclosure in the proxy materials sent to obtain the requisite shareholder approval. Applicants expect that, before long, the monthly repurchase opportunity will become as routine in the shareholder’s mind as daily redemptions, and that the significance of the notification will diminish. Thus, any remote possibility of investor confusion due to the proximity in time of the repurchase payment deadline to the sending of the next notification will be adequately dealt with by disclosure.

Finally, upon commencing monthly repurchase offers, the Fund’s (and any Future Fund’s) procedures will provide that the Fund’s Board of Trustees (and any Future Fund’s Board of Trustees) will be informed of the number of repurchase requests made in each of ~~the~~ three monthly repurchase offers during the previous calendar quarter — which repurchases will have been completed — at the time such fund’s Board of Trustees determines the percentage range of the repurchase offer amount for each of the three monthly periods during the next calendar quarter.~~17~~18 This will enable the Fund’s Board of Trustees (and will enable any Future Fund’s Board of Trustees) to take that information, as well as relevant liquidity reports from the portfolio manager(s), into account in setting the repurchase offer amount.

Applicants believe that monthly rather than quarterly repurchases offer many benefits and therefore would be in the public interest and in the common shareholders’ interests and be consistent with the policies underlying Rule 23c-3. Rule 23c-3 currently permits periodic repurchase offers no more frequently than once every three months, but monthly repurchases would provide significant benefits to common shareholders because their investments will be more liquid than an investment in a fund conducting only quarterly repurchase offers. Investors also will be better able to manage their investments and plan transactions because they will know that, if they decide to forego a repurchase offer, they only need to wait one (rather than three) months for the next offer. Applicants believe the requested relief allowing monthly repurchases provides the public marketplace and the Fund (and any Future Fund) common shareholders with more investment options. Finally, consistent with Section 23(c)(3), monthly repurchase offers will be made available to all common shareholders and, thus, will not unfairly discriminate against any holders of the common shares to be purchased.

~~17~~18 Because the Fund’s Board will typically hold (and any Future Fund’s~~)~~  Board of Trustees typically will hold) regular quarterly board meetings, the Board of Trustees will be asked to consider at each quarterly meeting a percentage range for each monthly repurchase offer for each of the next three monthly periods ~~in the next calendar quarter~~, which range will be determined in accordance with any exemptive relief granted by the Commission. The Board of Trustees also will be asked to authorize the officers of the Fund to determine the specific amount of the monthly repurchase offer for each of the next three monthly periods ~~in the next calendar quarter~~, within the approved range, prior to notifying shareholders of the monthly repurchase offer. If, based on the redemptions in any one prior ~~monthly period or on anticipated shareholder repurchase requests in an upcoming~~ monthly period, the Fund’s officers determine that an amount outside of the approved range is required for the upcoming monthly period, a special board meeting will be held to ask the Board of Trustees to consider the approval of the monthly repurchase offer amount.

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For all of these reasons, Applicants believe that the requested relief is “appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the Act. Because the Fund will describe (and any Future Fund will describe) its repurchase policy fully in its ~~prospectus~~offering documents and annual report, shareholders and potential investors will have available all information about the Fund (and any Future Fund) and its differences from a traditional open-end fund and traditional closed-end fund. Finally, because the requested Order will increase the investment alternatives available to investors, the requested Order is appropriate in the public interest. Because the monthly repurchase offers will be made available to all common shareholders and otherwise comply with the requirements of Rule 23c-3 (except as it relates to the imposition of early withdrawal fees, if applicable), the repurchase offers will not be made in a manner or on a basis ~~that~~which unfairly discriminates against holders of the common shares to be purchased.

Applicants believe that there is precedent for the requested relief and that monthly repurchases are consistent with the policies underlying Rule 23c-3. The Commission has granted exemptive relief under Rule 23c-3 to permit other interval funds to make monthly repurchase offers under modified notice procedures.~~18Like the relief requested by Applicants, under the~~ 19 Under the Oaktree, Voya, Lord Abbett II, Arca, Weiss and Blackstone orders, closed-end funds operating as interval funds sought to make monthly repurchase offers ~~to their respective common shareholders every month and to provide notification to their respective common shareholders of an upcoming repurchase offer no less than seven and no more than fourteen calendar days in advance of the repurchase request deadline~~of not less than 5% of their outstanding common shares but not more than 25% in any three month period pursuant to modified notice procedures under Rule 23c-3. Under the Van Kampen order, a closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not less than 5% of its outstanding common shares but not more than 25% in the trailing ~~three month~~three-month period pursuant to modified notice procedures under Rule 23c-3, and was granted relief that was similar to that which the Applicants seek here. Under the Pilgrim Investments order, a closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not ~~more~~less than 5% of its outstanding common shares but not more than 25% in the aggregate in any one quarter pursuant to modified notice procedures under Rule 23c-3, and was granted relief that was similar to that which the Applicants seek here. Under the CypressTree order, another closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not more than 10% of its outstanding common shares. Applicants submit that the requested relief is appropriate under the applicable statutory standards.

~~18 See Weiss, Blackstone, Van Kampen, Pilgrim Investments, and CypressTree, supra at note 15.~~

19 See Oaktree supra at note 19; See Voya supra at note 19; See Lord Abbett II supra at note 19; See Weiss supra at note 19, See Blackstone supra at note 19, See Van Kampen supra at note 19, See Pilgrim Investments supra at note 19. See also CypressTree, supra at note 19.

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VI.	APPLICANTS’ CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

(a~~.~~)       The Fund (and any Future Fund relying on this relief) will make a repurchase offer pursuant to Rule 23c-3(b) for a repurchase offer amount of not less than 5% in any one-month period. In addition, the repurchase offer amount for the then current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then current monthly period, will not exceed 25% of the Fund’s (or Future Fund’s, as applicable) outstanding common shares. The Fund (and any Future Fund relying on this relief) may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

(b~~.~~)       Payment for repurchased common shares will occur at least five business days before notification of the next repurchase offer is sent to common shareholders of the Fund (or any Future Fund relying on this relief).

VII.	CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary or appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and thus meet the standards of Section 6(c). Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that any purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class of securities to be purchased. Finally, Applicants submit that the relief requested is consistent with that previously provided by the Commission in the Oaktree, Voya, Lord Abbett II, Arca, Weiss, Blackstone, Van Kampen, Pilgrim Investments, Aspiriant and CypressTree orders.

Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

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As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the operating agreements of the Applicants, as applicable, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. ~~Robert J. Francais is authorized to sign on behalf of the Fund pursuant to his general authority as Initial Trustee of the Fund. Robert J. Francais is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as Chief Executive Officer.~~ The resolutions of the Fund’s sole initial trustee are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act, and the verifications required by Rule 0-2(d) under the Act, are attached as Exhibit B to this Application. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the Act are attached as Exhibits C and D. Pursuant to Rule 0-2(f) under the Act, the Applicants’ address is 1 Vanderbilt Avenue, 16th Floor  New York, NY 10017.

Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

[Signature page follows.]

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SIGNATURES

OHA Direct Credit Fund

By: /s/ Grove Stafford

Name: Grove Stafford

Title: Chief Compliance Officer and Secretary

Dated: ~~April 9~~January 14, ~~2020~~2026

~~ASPIRIANT DEFENSIVE ALLOCATION FUND~~

OHA Private Credit Advisors II, L.P.

By: /s/ ~~Robert J. Francais~~

~~Name:    Robert J. Francais~~
~~Title:      President~~William H. Bohnsack, Jr.

Name: William H. Bohnsack, Jr.

Title: Vice President

                     Dated: January 14, 2026

~~ASPIRIANT, LLC~~

~~By:         /s/ Robert J. Francais~~
~~Name:    Robert J. Francais~~
~~Title:      Chief Executive Officer~~

        T. Rowe Price Investment Services, Inc.

By: /s/ William Presley

Name: William Presley

Title: Vice President

Dated: January 14, 2026

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Exhibit A

Resolutions of the Board of Trustees of OHA Direct Credit Fund

RESOLVED, that the appropriate officers of the Fund be and they hereby are, and each of them acting individually hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission (the “SEC”) on behalf of the Fund an application for an exemptive order pursuant to Sections 6(c) and 23(c)(3) under the 1940 Act to allow the Fund to conduct monthly repurchase offers, such application to be in form and substance satisfactory to counsel for the Fund, the execution and filing of any such application, or amendment to such application, to be conclusive evidence of its authorization hereby; and further

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to prepare execute and file with the SEC any amendments to such exemptive application requested by the SEC or as they believe necessary or appropriate; and further

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to take all such further action and to execute and deliver all such further instruments and documents, in the name of and on behalf of the Fund, on the advice and assistance of counsel, and to pay all such expenses as shall be necessary, proper, or advisable, in order to fully carry out the intent, and accomplish the purposes of, the foregoing; and further

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized and directed, for and on the Fund’s behalf, to take or cause to be taken, any and all action, to execute and deliver any and all certificates, instructions, requests, or other instruments, and to do any and all things that in their judgment, on the advice and assistance of counsel, as may be necessary or advisable to effect each of the resolutions adopted to carry out the purposes and intent thereof, and as may be necessary or advisable for the conduct of the Fund’s business.

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Exhibit B

VERIFICATION OF ~~APPLICATION~~OHA DIRECT CREDIT ~~A~~FUND ~~STATEMENT OF FACT~~

~~In accordance with Rule 0-2(d) under the Investment Company Act of 1940, the undersigned states that he has duly executed the attached application dated April 9, 2020, for and on behalf of Aspiriant Defensive Allocation Fund; that he is President of Aspiriant Defensive Allocation Fund; and that all action taken by shareholders, trustees and other persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.~~

~~/s/ Robert J. Francais~~
~~Name: Robert J. Francais~~
~~Date: April 9, 2020~~

~~In accordance with Rule 0-2(d) under the Investment Company Act of 1940, the~~The undersigned states that he has duly executed the attached ~~a~~Application dated ~~April 9~~January 15, ~~2020~~2026, for and on behalf of ~~Aspiriant, LLC; that he is Chief Executive~~OHA Direct Credit Fund in his capacity as Chief Compliance Officer ~~of Aspiriant, LLC;~~and Secretary of such entity and that all actions ~~taken by shareholders, directors~~by the holders and other ~~persons~~bodies necessary to authorize the undersigned to execute and file such instrument ~~has~~have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information~~,~~  and belief.

OHA DIRECT CREDIT FUND

By:	/s/ Grove Stafford
Name:	Grove Stafford
Title:	Chief Compliance Officer and Secretary
Dated:	January 14, 2026

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VERIFICATION OF OHA PRIVATE CREDIT ADVISORS II, L.P.

The undersigned states that he has duly executed the attached Application dated January 15, 2026, for and on behalf of OHA Private Credit Advisors II, L.P in his capacity as Vice President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

OHA Private Credit Advisors II, L.P.

By: /s/ ~~Robert J. Francais~~
                ~~Name: Robert J. Francais~~
                ~~Date: April 9, 2020~~          William H. Bohnsack, Jr.

Name: William H. Bohnsack, Jr.

Title: Vice President

Dated: January 14, 2026

21

VERIFICATION OF T. ROWE PRICE INVESTMENT SERVICES, INC.

The undersigned states that he has duly executed the attached Application dated January 15, 2026, for and on behalf of T. Rowe Price Investment Services, Inc. in his capacity as Vice President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

T. Rowe Price Investment Services, Inc.

By: /s/ William Presley

Name: William Presley

Title: Vice President

Dated: January 14, 2026

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